Exhibit 99.2

interxionTM

INTERXION

Interxion Holding NV Annual report 2012

for the year ended 31 December 2012

CLOUD- AND CARRRIER-NEUTRAL DATA CENTRES AT THE HEART OF THE EUROPEAN ECONOMY

Executive summary

WE’VE GOT

EUROPE COVERED

Interxion is a leading pan-European provider of cloud- and carrier-neutral data centre services. We deliver value to our customers by being responsive to their needs, and by building profitable communities of interest that enable our customers to grow their revenues.

Established in 1998, we have expanded rapidly to create over 30 data centres in 13 cities across 11 countries, giving us the largest reach across Europe and providing our customers with access to more than 76% of EU GDP.

The success of our approach is reflected in our financial record. Since 2006 we have enjoyed over 25 consecutive quarters of growth in organic revenue and Adjusted EBITDA, despite the most severe economic downturn in decades.

Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to all statements other than statements of historical fact regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centers; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements.

In addition, this annual report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, those estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. These factors include, among other things:

•	operating expenses cannot be easily reduced in the short term;

•	inability to utilize the capacity of newly planned data centers and data center expansions;

•	significant competition;

•	cost and supply of electrical power;

•	data center industry over-capacity; and

•	performance under service level agreements.

These risks and others described under “Risk Factors” are not exhaustive. Other sections of this annual report describe additional factors that could adversely affect our business, financial condition or results of operations. Additionally, new risk factors can emerge from time to time, and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

All forward-looking statements included in this annual report are based on information available to us on the date of this annual report. We undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this annual report.

2 / INTERXION ANNUAL REPORT 2012

Contents

IN THIS

REPORT

CEO REVIEW
5	Our 2012 performance at a glance	10	Our locations and our people
6	Selected financial data	12	2012 highlights
7	What we do	15	Our role within the industry
8	Our strategy	17	Why customers choose us
9	Our approach
FINANCIAL REVIEW
19	Financial review
REPORT OF THE BOARD OF DIRECTORS
24	Report of the Board of Directors
FINANCIAL STATEMENTS
37	Consolidated income statement	82	Interxion Holding N.V. company financial statements
37	Consolidated statement of comprehensive income	83	Company statement of financial position
38	Consolidated statement of financial position	84	Company income statement
39	Consolidated statement of changes in shareholders’ equity	84	Notes to the 2012 company financial statements
40	Consolidated statement of cash flows
41	Notes to the 2012 consolidated financial statements
OTHER INFORMATION
89	Appropriation of result
90	Independent auditor’s report
FIND OUT MORE
92	Where can I find out more?
93	Follow us

CEO review

OUR 2012 PERFORMANCE

AT A GLANCE

In 2012 we built on the previous decade of consistent growth to achieve strong financial and operating results. We expanded capacity at a record rate, and increased utilisation throughout the year

I am pleased to report that, as in previous years, Interxion posted strong financial and operating results in 2012. We opened a record amount of new equipped space, including four new data centres; and utilisation grew throughout the year as more revenue-generating space was leased to our 1,300 or so customers.

Revenue and Adjusted EBITDA continued to grow sequentially through the year, while Adjusted EBITDA margins continued to expand.

Growth was particularly strong in our Big 4 markets of France, Germany, the Netherlands, and UK. We opened new data centres in each of these four markets which were well received by our customer communities. For the year, revenue growth was 17% and Adjusted EBITDA growth exceeded 20%.

Our Rest of Europe markets also continued to grow, despite the sluggish European economy having a greater impact on these markets than on the Big 4. Revenue and Adjusted EBITDA in this segment grew at 8% and 9% respectively.

We continued to pursue our strategy of developing communities of interest, identifying and attracting magnet customers in our target segments: cloud and managed services, communications, digital media, enterprise, and financial services. Revenues from each of these communities increased, with particularly strong growth coming from cloud and managed service providers.

Overall, 2012 was a year of solid progress and growth. We’ll be investing in further capacity during the course of 2013.

Finally, I would like to thank all our employees for their hard work, commitment and contribution to Interxion’s continuing success.

David Ruberg

Chief Executive Officer

April 2013

10-YEAR RECORD OF SUCCESS

TOTAL REVENUE (€m)

INTERXION ANNUAL REPORT 2012     /     5

CEO review

SELECTED

FINANCIAL DATA

Key financial data

	2008	2009	2010	2011	2012

Recurring revenue	€127.3	€161.3	€193.0	€228.3	€259.2

Non-recurring revenue	€10.9	€10.4	€15.4	€16.0	€17.9

Revenue	€138.2	€171.7	€208.4	€244.3	€277.1

Adjusted EBITDA	€48.3	€62.7	€79.2	€97.6	€115.0

Adjusted EBITDA margin	34.9%	36.5%	38.0%	40.0%	41.5%

Capital expenditures (including intangibles)	(€92.3)	(€101.1)	(€100.4)	(€162.0)	(€178.3)

Cash generated from operations	€39.5	€58.6	€85.3	€90.0	€111.7

Revenue-generating space	33,200	38,400	43,700	47,100	56,200

Equipped space	43,200	54,800	61,000	62,800	74,000

Utilisation rate	77%	70%	72%	75%	76%

Financial figures are expressed as millions of euros; space figures in sqm.

REVENUE

CAPITAL EXPENDITURES (incl. intangibles)

DATA CENTRE SPACE

6      /     INTERXION ANNUAL REPORT  2012

ADJUSTED EBITDA

CASH GENERATED FROM OPERATIONS

UTILISATION RATE

CEO review

WHAT

WE DO

A safe home for the cloud

With more than 30 cloud- and carrier-neutral data centres across 11 countries — more than any other provider in Europe — Interxion enables over 1,300 customers to securely deliver applications and content to their end-customers and consumers, with excellent response-time performance.

“We are in the business of creating value for our customers. We don’t simply build and operate great data centres: we create ‘hubs’ — places where businesses can connect with one another for mutual commercial benefit.”

David Ruberg

Chief Executive Officer

Our state-of-the-art data centres provide space, power and cooling with reliability and performance that go beyond industry standards.

We operate in the major metropolitan areas of Europe including London, Frankfurt, Paris and Amsterdam. We locate our data centres close to city centres and ensure they have excellent power availability and connectivity. And we house more than 450 carriers and ISPs, and 18 European internet exchanges.

By colocating their IT infrastructure with us, customers can cut both capital and operational costs while improving application performance, achieving increased business flexibility, and realising the value of community membership.

INTERXION ANNUAL REPORT 2012     /     7

CEO review

OUR

STRATEGY

Meeting the demands of the growing digital economy

We aim to generate strong returns on the capital we invest by adding value to our customers through the communities of interest we build, and the market-leading connectivity, high-quality infrastructure and best-in-class customer service that we offer.

TARGETING NEW CUSTOMERS IN HIGH-GROWTH SECTORS

We target new customers in high-growth sectors including cloud and managed services, communications, digital media and financial services. Winning new customers in these markets lets us create and expand communities of interest within our data centres. We expect the high value and reduced cost benefits of these communities to continue to attract new customers, lowering our customer acquisition costs and reducing churn.

MAINTAINING CONNECTIVITY LEADERSHIP

Our aim is to increase the number of carriers, both fixed line and mobile, in our data centres — both by expanding the presence of existing carriers into more of our data centres, and by attracting new carriers. We continue to develop our relationships with internet exchanges and to increase the number of ISPs in them. We work with existing and new carriers, Content Distribution Networks (CDN’s) and Internet Service providers (ISP’s) to maximise our share of their data centre spend and maintain our connectivity leadership in all our locations.

CONTINUING TO DELIVER BEST-IN-CLASS SERVICE

We are focused on maximising customer satisfaction and being easy to do business with. Our European Customer Service Centre (ECSC) operates round the clock and gives our customers a single number to call for help at any time of the day or night. We continue to develop tools to make our customers’ lives easier, including our customer portal that provides real-time access to information. And we invest in our service delivery and assurance teams to be responsive to customers’ needs locally.

BUILDING NEW CAPACITY IN LINE WITH DEMAND

We continue to invest in data centre capacity in the context of our disciplined investment approach and prudent financial policy. Our expansion plans are based on analysis of selling patterns, pipeline and trends in existing demand, and on working with our customers to understand their future capacity requirements. Our expansions are fully funded and take place in phases to reduce risk and improve our return on capital.

8     /     INTERXION ANNUAL REPORT 2012

CEO review

OUR

APPROACH

Unrivalled infrastructure, unparalleled connectivity

We offer outstanding customer service and deliver exceptional data centre performance. We intend to maintain our leadership in data centre design, construction, operation, maintenance, sustainability and management — embracing innovation to ensure our data centres remain state-of-the-art.

Because we’re neutral across carriers, cloud solutions and platforms, we can offer our customers a wide choice of connectivity providers and cloud platforms to deliver the flexibility, performance and cost efficiencies that are needed in today’s market.

CREATING COMMUNITIES OF INTEREST

We develop communities of interest (or ‘hubs’) within our data centres that bring together companies operating in the same sector so that they can benefit from fast and low-cost interconnectivity, and rapidly establish profitable business relationships.

We attract many key players in each of our target segments, so our customers find a ready-formed community of potential customers and partners operating in the same data centre, providing opportunities to grow their revenues and improve their return on investment.

MEETING THE SPECIFIC NEEDS OF DIFFERENT INDUSTRY SECTORS

We recognise that different industry sectors have differing business needs, which influence what they want from a data centre partner. The strong communities of interest we’ve developed in key industry sectors, along with our in-house industry experts, deliver real value to our customers. We help:

•   Cloud and managed service providers meet the challenges of a dynamically growing, time-sensitive market where providing outstanding customer service is key

•   Communications providers extend their reach and deploy new services

•   Digital media providers meet the demand for any content, anytime, anywhere

•   Enterprises reduce costs, manage risk, develop a platform for growth, and meet their environmental objectives

•   Financial services organisations trade securely at high speed and move quickly to meet their regulatory obligations

•   Systems integrators grow their business and create new business models

“There are a number of key areas which really differentiate Interxion from other carrier-neutral data centre providers, but perhaps the one that resonates most with our customers is the focus we have on a number of key segments and the communities that we build within those segments. Companies really appreciate the value we can add to their business by having the key market players in one place.”

Kevin Dean

Chief Marketing Officer

INTERXION ANNUAL REPORT 2012     /     9

CEO review

OUR LOCATIONS

AND OUR PEOPLE

Our data centres across Europe house our customers’ ICT infrastructure with levels of reliability and security that go beyond industry standards. Our customers are supported by local teams who speak their language, and by our European Customer Service Centre (ECSC) which offers 24x7 multi-lingual support via a single point of contact.

Our Senior Management Team

David Ruberg

Chief Executive Officer

Jan-Pieter Anten

Vice President,

Human Resources

Jaap Camman

Senior Vice President, Legal

Peter Cladingbowl

Senior Vice President,

Engineering and

Operations Support

Kevin Dean

Chief Marketing Officer

Josh Joshi

Chief Financial Officer

Tanya Duncan

Ireland

Douglas Loewe

UK

Fabrice Coquio

France

Robert Assink

Spain

10     /     INTERXION ANNUAL REPORT 2012

CEO review

Peder Bank

Sweden,

Denmark

Frederik Dewulf

Belgium

Michael van den Assem

Netherlands

Peter Knapp

Germany

Christian Studeny

Austria

Peter Moebius

Switzerland

INTERXION ANNUAL REPORT 2012     /     11

CEO review

CEO review

2012 HIGHLIGHTS

COMMUNITIES OF INTEREST

Over 200 customers joined our vibrant communities of interest:

• Customers joining our financial services community included Infront, BATS CHI-X, Sinara and TMX Atrium. This community benefits from ultra-low latency connectivity to global liquidity venues.

• Our cloud community was expanded by the addition of FFastFill, VPS.net, Gigas, Eucalyptus and Fifosys, as well as other larger cloud providers. They are now contributing to the growing percentage of revenue we’re seeing from cloud in our data centres.

• We welcomed digital media providers including Qbrick and ChinaCache to the growing content hubs which provide access to 76% of EU GDP.

• Connectivity providers Orange Business Services, Magnet Networks, Six Degrees Group, ESB Telecoms Ltd and many others added points of presence in our data centres.

• Cancer Research and ControlCircle are among the enterprises and systems integrators now benefiting from increased efficiency through community connections at Interxion.

EXPANSION TO SUPPORT OUR GROWTH

We continued to invest and grow our footprint across Europe, adding space to meet demand in the key markets of Frankfurt, Paris, London and Amsterdam. In 2012 we brought more space and more data centres online than ever before, and increased utilisation:

• In April we added 1,500 sqm of equipped space and 2 MW of customer power from renewable energy sources in Frankfurt 7 (FRA7).

• In May we announced we would build a new data centre in Madrid (MAD2) — 200 sqm was opened in Q4 2012 and the remaining space was brought online in Q1 2013.

• In July we opened London 2 (LON2), and Paris 7 (PAR7) — our largest data centre so far.

• In August we opened Amsterdam 6 (AMS6) — 1,700 sqm was opened in August for early customer access and the remainder of the total 4,400 sqm was opened in Q4 2012.

• In October we expanded Amsterdam 5 (AMS5.4) and Zurich (ZUR1.3).

• Overall, we achieved a new milestone, exceeding 70,000 sqm of equipped space, ending the year with 74,000 sqm.

STRENGTH IN PARTNERSHIPS

We formed a number of key partnerships to further strengthen our business:

• Level 3 now offers access to Amazon Web Services (AWS) via its virtual Direct Connect from all our data centres.

• TeliaSonera International Carrier partnered with us to support delivery of its bundled IP and hosting offering across its European footprint.

• We welcomed the European Commission’s cloud partnership initiative, and launched Test Labs with CloudGermany.de (March) and Eucalyptus (June).

amazon

web servicesTM

TeliaSonera

EUCALYPTUS

12 / INTERXION ANNUAL REPORT 2012

12     /     INTERXION ANNUAL REPORT 2012

CEO review

MAKING IT EASIER TO DO BUSINESS WITH US

As part of our ongoing drive to deliver outstanding customer service, we enhanced our customer portal. At any time of the day or night, customers can use it to:

• Raise a service request

• Book a site visit or equipment delivery or removal

• Manage access rights to data centre space

• Raise a trouble ticket

• See our maintenance plans

• See which carriers and internet exchanges are available at each site

• Contact the ECSC for any reason

We also redesigned our multi-lingual website, www.interxion.com, to make it easier for customers, prospects, investors and potential employees to find the information they’re looking for.

ONGOING TECHNICAL EXCELLENCE

We’ve designed and built more data centres in the past 15 years than anyone else in Europe. We’ve set — and continue to improve — industry standards to deliver the highest levels of reliability, performance and energy efficiency, and give our customers secure and consistent service.

In May 2012 the Uptime Institute awarded us its Management & Operations (M&O) Stamp of Approval for our PAR3 and PAR5 data centres, validating the performance and quality of our operational methods.

OUR COMMITMENT TO SUSTAINABILITY

Since January 2012 over half of the power we use in our data centres now comes from renewable sources — solar, wind, geothermic, tidal or hydro. Eight of our locations are now 100% powered by renewable energy sources.

Our work to continually reduce our carbon footprint was recognised by:

• The 2012 Datacentres Europe Awards, organised by BroadGroup, where we won the European Award for Energy Efficiency in Data Centres

• The 2012 Green IT Awards, where we won IT Operator of the Year for the second year in a row

INTERXION ANNUAL REPORT 2012     /     13

CEO review

OUR ROLE WITHIN

THE INDUSTRY

A future-proof home for our customers’ ICT infrastructure

Outsourcing their need for data centre capacity to a colocation partner like Interxion is the best solution for many organisations to the multiple challenges of evolving regulations, technological advances, and growing data volumes and complexity. They also get access to a wide range of carriers and cloud platforms to provide the right connectivity and computing infrastructure for their business needs.

“Many people understand the benefits of outsourcing their colocation to a third-party provider. But on top of that, people need to understand and appreciate the advantages of a carrier-neutral data centre. The range of connectivity options in our data centres means customers have access to the right carriers to meet their needs, whether that’s type of connectivity, geographical coverage or segment-specific services.”

Peter Cladingbowl

Senior Vice President, Engineering and Operations Support

WHY COLOCATION?

By colocating their ICT infrastructure in an Interxion data centre, organisations can achieve the flexibility and scalability they need to support their business plans. They can take advantage of the latest technology while retaining control of their ICT infrastructure and having the freedom to focus on their core business operations.

Customers also benefit from our efficient power and cooling which help them reduce environmental impact and address corporate responsibility requirements.

Colocation is cost-effective too: customers pay only for the space they need and simply scale as required. Security and technology costs are shared; and operating costs are further reduced through innovations in, for example, power management, that drive greater efficiency.

WHY CARRIER-NEUTRAL?

With no affiliation to any one carrier, we can attract the widest range of connectivity providers into our facilities: fixed and mobile carriers, ISPs, internet exchanges, content distribution networks (CDNs) and other network service providers.

This gives our customers real choice when it comes to ensuring the right performance and service at the right price for their applications and content, including the ability to work with two or more carriers for a resilient connectivity solution.

And if their needs change as their business evolves, customers can move from one carrier to another within the data centre with minimal disruption.

INTERXION ANNUAL REPORT 2012     /     15

CEO review

WHY CUSTOMERS

CHOOSE US

Our differentiators

Our customers don’t just choose to work with us because of our state-of-the-art cloud- and carrier-neutral data centres and outstanding connectivity — there are plenty of other factors that make us stand out.

“Our commitment to increasing energy efficiency and reducing our carbon footprint is more important than ever and something a growing number of our customers are placing an increased emphasis upon. We are proud of our leadership in this area, and of our efforts to put energy efficiency and the green agenda at the heart of the conversation among the European data centre community.”

Kevin Dean

Chief Marketing Officer

Our data centres maximise our use of power, space and cooling systems through modular design, which lets us build large systems from smaller sub-systems. We have a track record of delivering continued improvements in PUE; we use renewable energy sources to generate over half the power used in our data centres; we use free cooling wherever we can; and we recycle waste heat for other purposes.

As part of our commitment to improving sustainability in our own data centres and across the industry as a whole, we contribute to important industry bodies. For example, we sit on the Technical Committee and the Advisory Council of The Green Grid (the leading energy-efficiency and sustainability association for the data centre industry), and contribute to the EC Joint Research Centre on the issue of sustainability.

UNEQUALLED SUPPORT AND EXPERTISE

Our people are a key part of what differentiates us. Led by a strong management team with considerable experience, our people have the drive and expertise to make a real difference to our customers’ business.

We have local teams in all the European countries where we operate. These country teams speak our customers’ language and understand the local market and regulations; while our on-site, highly skilled engineering teams help to ensure the smooth running and availability of our customers’ ICT infrastructures.

Our European Customer Service Centre (ECSC) is made up of experienced professionals who are fully trained in the latest ITILv3 standard and are permanently available to provide multi-lingual support via a single phone number.

Customers can also choose to use our customer portal for self-service access to real-time information. Our major accounts team streamlines support for and engagement with our largest pan-European customers, with a single point of contact and a master services agreement spanning all their locations.

END-CUSTOMER REACH

All our data centres are located close to city centres, providing secure, direct, low-latency access to Europe’s leading businesses. The range of connectivity options means that our customers can reach over 76% of EU GDP.

INNOVATION AND TECHNICAL EXCELLENCE

For over a decade we’ve been at the forefront of many innovations in data centre design and management, and we continue to focus strongly on innovation and efficiency improvements. Whether it’s evaluating the latest energy efficiency techniques, options for green power, or new design practices, Interxion leads the way.

Our dedicated Data Centre Technology and Engineering Group, DTEG, pioneered many of today’s key data centre design approaches, such as modular design and build, designing for power usage effectiveness (PUE), cold aisle containment and other energy-efficient design innovations.

Because we grow by organic expansion rather than by acquisition, our data centres are designed in a consistent way, and can be operated and maintained consistently too — all of which contributes to high levels of technical excellence, reliability and performance.

OUR PASSION FOR THE PLANET

Building ‘green’ data centres is not just about taking our environmental responsibility seriously — it’s also about delivering our customers a more efficient, cost-effective service by minimising waste and energy use, without compromising reliability and performance.

INTERXION ANNUAL REPORT 2012 / 17

Financial review

FINANCIAL

REVIEW

18     /     INTERXION ANNUAL REPORT 2012

Financial review

FINANCIAL

REVIEW

Interxion (the “Company”) delivered another year of strong financial performance in 2012. Total revenue increased 13% to €277.1 million, Adjusted EBITDA increased by 18% to €115.0 million combined with Adjusted EBITDA margin increase to 41.5% in 2012, up from 40.0% in 2011. Operating profits increased to €65.2 million, up 12%, leading to net profit increasing by 24% to €31.6 million and delivering €0.46 per share on a fully diluted basis.

The Company continued to generate significant cash from its operations which increased by 24% to €111.7 million. The Company continues to invest these resources, together with the cash on the Company’s balance sheet, in customer-led data centre expansion. Capital expenditures for 2012 totalled €178.3 million, of which €164.7 million was invested in expansion and upgrade projects to fuel the Company’s future growth.

INCOME STATEMENT HIGHLIGHTS

(€ millions)	2012	2011	2010

Total revenue	277.1	244.3	208.4

Recurring revenue (%)	94%	93%	93%

Gross profit	164.0	142.5	117.2

Gross margin	59%	58%	56%

Adjusted EBITDA	115.0	97.6	79.2

Adjusted EBITDA margin	42%	40%	38%

Operating profit	65.2	58.1	46.7

Operating profit margin	24%	24%	22%

Profit for the year	31.6	25.6	14.7

Diluted earnings per share (€)	0.46	0.39[1]	0.31[1]

BALANCE SHEET HIGHLIGHTS

(€ millions)	2012	2011	2010

PP&E and intangible assets	639.6	490.3	348.4

Cash and cash equivalents	68.7	142.7	99.1

Other current and non-current assets	110.9	111.3	99.2

Total assets	819.2	744.3	546.8

Borrowings	288.1	258.1	259.8

Other current and non-current liabilities	155.6	155.7	131.7

Total liabilities	443.7	413.7	391.5

Shareholders’ equity	375.6	330.6	155.3

Total liabilities and shareholders’ equity	819.2	744.3	546.8

CASH FLOW HIGHLIGHTS

(€ millions)	2012	2011	2010

Cash generated from operations	111.7	90.0	85.3

Net cash flows from operating activities	89.1	64.0	74.4

Capital expenditures, including intangible assets	(178.3)	(162.0)	(100.4)

Net cash flows used in investing activities	(179.1)	(161.0)	(100.2)

Net cash flows from financing activities	15.9	140.3	92.7

Net movement in cash and cash equivalents	(74.0)	43.6	67.1

Cash and cash equivalents at the end of the year	68.7	142.7	99.1

1. Adjusted for 5:1 reverse stock split which took place on 28 January 2011

INTERXION ANNUAL REPORT 2012 / 19

Financial review

REVENUE

Interxion benefits from a business model that has a high proportion of recurring revenue. Total revenue during the year was €277.1 million, of which €259.2 million, or 94%, was recurring. This compares to €244.3 million in revenue for 2011, of which €228.3 million, or 93%, was recurring.

Revenue in the Big 4 countries of France, Germany, the Netherlands and the UK totalled €171.8 million, of which €159.1 million, or 93%, was recurring. This compares to €146.8 million in revenue for 2011, of which €136.5 million, or 93%, was recurring. Both total and recurring revenue posted 17% year-over-year growth for the Big 4 segment.

Revenue in the Rest of Europe countries totalled €105.3 million, of which €100.1 million, or 95%, was recurring. This compares to €97.5 million in revenue for 2011, of which €91.9 million, or 94%, was recurring.

Revenue growth was particularly strong in the Netherlands among the Big 4 countries, in Sweden in the Rest of Europe, and among the managed service providers community of interest.

CONSISTENT GROWTH ACROSS OUR SEGMENTS

Total revenue (€m); segment % of total revenue (%)

COST OF SALES

In addition to having a high proportion of recurring revenues, Interxion’s business model also has significant operating leverage as a result of a number of data centre costs that are relatively fixed and do not see much growth once the data centre is in operation.

Cost of sales totalled €113.1 million during 2012, an 11% increase on the €101.8 million in 2011. The relatively slower growth in cost of sales compared to revenues enabled a gross margin increase from 58.3% in 2011 to 59.2% in 2012.

SALES AND MARKETING COSTS

Interxion focuses on developing communities of interest that reflect its target segments within its data centres. The Company has aligned its marketing department with this strategy by developing expertise in each of its target segments. The Company believes that these investments will result in a high-quality customer base that benefits and grows from the “network effect” of being interconnected with other business partners.

Sales and marketing costs during 2012 totalled €20.1 million, or 7% of revenue, and were 14% higher than €17.7 million, or 7% of revenue, in 2011. The increase is due primarily to an increase in personnel costs related to the Company’s restructuring of the sales and marketing organisation to add expertise relating to each of its communities of interest.

GENERAL AND ADMINISTRATIVE COSTS

General and administrative costs were €79.2 million in 2012, or 29% of revenues, 18% higher compared to €67.3 million, or 28% of revenues, in 2011. Depreciation and amortisation totalled €44.0 million in 2012, a 24% increase compared to €35.6 million in 2011. The increase is consistent with the increase in the Company’s continued investments in the construction of data centres. During the year, the Company reassessed its provision for onerous lease contracts and recognised a further provision of €0.8 million. During 2012, the Dutch Government imposed a so-called Crisis Tax payable by employers, based on Dutch-resident employee options including the benefit from options exercised. The total charge in 2012 payable over the total compensation including the benefit from options exercised amounted to €1.9 million. The overall growth in general and administrative costs was therefore primarily driven by increases in depreciation and amortisation, the reassessment of its onerous lease provision and the Dutch Crisis Tax. Excluding these items, underlying general and administrative expenses grew by 3% compared to 2011, and reflected the Company’s cost controls.

ADJUSTED EBITDA

Adjusted EBITDA grew 18% during the year to €115.0 million, or a 41.5% margin. This compares to €97.6 million in Adjusted EBITDA for 2011, or a 40.0% Adjusted EBITDA margin.

Adjusted EBITDA in the Big 4 countries of France, Germany, the Netherlands and the UK totalled €90.1 million, or a 52.5% Adjusted EBITDA margin. This compares to €74.8 million in Adjusted EBITDA for 2011, or a 50.9% Adjusted EBITDA margin.

Adjusted EBITDA in the Rest of Europe totalled €55.1 million, or a 52.3% margin. This compares to €50.7 million in Adjusted EBITDA for 2011, or a 52.0% Adjusted EBITDA margin.

Adjusted EBITDA growth was particularly strong in the Netherlands among the Big 4 countries and in Sweden in the Rest of Europe. Adjusted EBITDA margins grew most strongly in France among the Big 4 countries, while Sweden and Switzerland both saw strong increases in Adjusted EBITDA margin in the Rest of Europe.

ADJUSTED OPERATING COST COMPONENTS AS A % OF REVENUE

INTERXION ANNUAL REPORT 2012 / 21

Financial review

The operating leverage in the Company’s business model and strong cost control is evident in its Adjusted EBITDA results, as it has grown faster than revenues resulting in expanding margins. Over the three-year period 2010–2012, Interxion has grown its revenues by 33%, but its Adjusted EBITDA has grown by 45%. During this three-year period the Company’s Adjusted EBITDA margins have expanded by 3.5 percentage points from 38.0% in 2010 to 41.5% in 2012. The drivers behind this Adjusted EBITDA margin performance can be understood by looking at the trends of the adjusted operating costs by nature.

OPERATING PROFIT

Operating profit was €65.2 million in 2012, a 12% increase compared to €58.1 million in 2011. The increase is due primarily to the increased scale of the business.

NET FINANCE EXPENSE

Net finance expense was €17.7 million in 2012, a 22% decrease compared to €22.8 million in 2011. The decrease is due primarily to borrowing costs capitalisation during the construction of data centres.

INCOME TAX EXPENSE

Income tax expense was €15.8 million in 2012, an increase of 62% compared to €9.7 million in 2011. The previous year’s figure had the benefit of a €2.7 million deferred tax asset recognition.

NET PROFIT

Net profit in 2012 was €31.6 million, an increase of 24% compared to €25.6 million in 2011. Net profit margin expanded to 11.4% in 2012 from 10.5% in 2011.

EARNINGS PER SHARE

Diluted earnings per share (EPS) were €0.46 in 2012, a 19% increase compared to €0.39 per share in 2011. The weighted average number of shares used to calculate diluted EPS was 68.3 million shares in 2012 compared with 65.9 million shares in 2011. The increase in the share count was due primarily to the partial year the shares were outstanding following the Company’s IPO in 2011.

CASH FLOW

In addition to high recurring revenues and strong operating leverage, Interxion’s business model also generates strong and growing operating cash flow.

During 2012, cash generated from operations was €111.7 million, a 24% increase from the €90.0 million in 2011, reflecting operating leverage and strong cash management.

STRONG CASH GENERATION

Cash generated from operations (€m)

In accordance with IFRS, Interxion is required to capitalise interest costs during construction. These capitalised interest costs are reported in “Purchase of property, plant and equipment”. This resulted in a decrease in reported interest paid from €24.5 million in 2011 to €18.1 million in 2012.

Cash income taxes were €5.5 million, 47% higher than the €3.8 million paid in 2011.

This resulted in net cash flows from operating activities of €89.1 million, a 39% increase compared to €64.0 million in 2011.

Capital expenditures for 2012, which include the purchase of property, plant and equipment, plus the purchase of intangible assets, totalled €178.3 million. These investments were financed through the cash generated from operations in 2012 and €66.6 million of cash on the Company’s balance sheet. Of these capital expenditures, €164.7 million were invested in expansion and upgrade projects to fuel the Company’s future growth.

CAPITAL EXPENDITURE

Capital expenditure, including intangibles (€m)

As a result of the cash receipts following the Company’s IPO in 2011, cash inflows from financing activities were substantially down in 2012. Net cash flows from financing activities were €15.9 million compared to €140.3 million in 2011. During the fourth quarter, the Company secured a mortgage on the owned property of its AMS6 data centre which provided additional capital at attractive rates, and allowed the Company to reduce its overall cost of capital. This resulted in a €9.9 million inflow, net of fees. The Company also received €8.0 million from the exercise of stock options. These inflows were partially offset by cash outflows associated with the Senior Secured Notes, the re-financing of the Company’s Revolving Credit Facility, and other borrowings.

While the Company does not currently hedge its foreign exchange exposure, exchange rates had a small positive impact on cash balances in both 2011 and 2012.

During 2012, the Company’s net movement in cash and cash equivalents is a reduction of €74.0 million in cash from €142.7 million at the beginning of the year to €68.7 million at the end of the year.

22 / INTERXION ANNUAL REPORT 2012

Financial review

BALANCE SHEET

Interxion had a strong and well capitalised balance sheet at financial year-end 2012 with growing assets, declining costs of capital, and growing shareholders’ equity.

In 2012, Interxion opened four new data centres and expanded three others. This expansion activity resulted in an increase of 11,200 square metres of equipped space. During 2012, Interxion invested €167.4 million in expansion-related capital expenditures. Net of depreciation, this resulted in an increase in property, plant and equipment of €143.1 million. The total value of the Company’s property, plant and equipment at 31 December 2012 was €620.9 million.

Intangible assets represent primarily development expenditure and power grid rights. These intangible assets increased by €6.1 million during 2012, ending the year at €18.6 million.

The Company’s deferred tax assets represent the temporary timing differences between the carrying amounts of assets for financial reporting purposes and the amounts for taxation purposes, and result primarily from tax loss carry-forwards. The Company was able to use €9.2 million of these deferred tax assets in 2012 to reduce its annual tax payment burden. At 31 December 2012, the balance of these deferred tax assets was €30.4 million.

Cash and cash equivalents declined to €68.7 million at year-end 2012 from €142.7 million at the end of 2011, due primarily to capital expenditures, offset by the cash generated from operations and, to a lesser extent, cash received from financing activities. The Company believes that it has sufficient cash to fund its operations and expansion plans for at least the next 12 months.

Trade and other current assets were €74.9 million, an increase of 10% compared to year-end 2011. The Company’s contracts typically require that monthly recurring fees are invoiced quarterly in advance, with the exception of metered power usage which is invoiced in arrears. This results in low working-capital requirements and a low level of risk related to trade receivables.

Total trade payables and other liabilities were €139.0 million at the end of 2012, a 1% increase compared to year-end 2011. Of the total trade payables and other liabilities, €127.8 million, or 92%, were current liabilities at 31 December 2012 compared to 127.6 million or 93% at 31 December 2011. Other liabilities include deferred revenue, customer deposits, tax and social security liabilities, and accrued expenses.

Borrowings at year-end 2012 were €288.1 million, an increase of €30.1 million from year-end 2011 due primarily to €20.3 million arising from the recognition of a financial lease regarding our PAR7 data centre and the €10.0 million mortgage loan over our AMS6 property. During the year, the Company amended its Revolving Credit Facility. The amended facility extended the termination date by over three years to May 2016, expanded the credit commitment from €50 million to €60 million, and simultaneously improved the terms of the facility. As at 31 December 2012, the facility remained undrawn.

Interxion remained in full compliance with its debt covenants. The Company’s leverage covenant stood at 2.54 compared to a covenant of less than 4.00. The Senior Notes also have a consolidated fixed charge covenant that requires the Company to exceed 2.00. For 2012, the Company’s consolidated fixed charge ratio was 4.36.

The Company has no significant near-term debt maturities. The €260 million 9.50% Senior Secured Notes mature in February 2017.

Shareholders’ equity increased by €45.0 million in 2012 to €375.6 million. The primary drivers of this increase were the profits of the Company in 2012 and foreign currency translation differences, leading to a total comprehensive income of €33.6 million and €11.4 million relating to options.

“Interxion delivered yet another year of solid financial performance. Growing revenues, profits and cash generation as well as expanding margins, strengthening the balance sheet and disciplined customer-led investments.”

Josh Joshi

Chief Financial Officer

INTERXION ANNUAL REPORT 2012 / 23

Report of the board of directors

REPORT OF THE

BOARD OF DIRECTORS

STRUCTURE

InterXion Holding N.V. (the “Company”) is a public limited liability company incorporated under the laws of the Netherlands and is the direct or indirect parent company of all companies forming the Interxion group of companies (the “Group”). Our corporate seat is in Amsterdam, the Netherlands. Our principal office is at Tupolevlaan 24, 1119 NX, Schiphol-Rijk, the Netherlands. The Company was incorporated on 6 April 1998 as European Telecom Exchange B.V. and was renamed InterXion Holding B.V. on 12 June 1998. On 11 January 2000 the Company was converted into a Naamloze Vennootschap. Since 28 January 2011 the Company’s shares have been listed on the New York Stock Exchange (“NYSE”).

The Company has one class of shares of which 68,176,351 had been issued and paid-in as of 31 December 2012. Of these shares 20,375,252 were issued by the Company in 2011 as part of its initial public offering.

BOARD OF DIRECTORS

BOARD POWERS AND FUNCTION

The Company has a one-tier management structure with one board of directors, currently consisting of one Executive Director and six Non-Executive Directors. Our Board is responsible for the overall conduct of our business and has the powers, authorities and duties vested in it by and pursuant to the relevant laws of the Netherlands and our Articles of Association. In all its dealings, our Board shall be guided by the interests of our Group as a whole, including our shareholders and other stakeholders. Our Board has the final responsibility for the management, direction and performance of us and our Group. Our Executive Director is responsible for the day-to-day management of the Company. Our Non-Executive Directors supervise the Executive Director and our general affairs, and provide general advice to the Executive Director.

Our Chief Executive Officer (“CEO”), the Executive Director, is the general manager of our business, subject to the control of our Board, and is entrusted with all of our Board’s powers, authorities and discretions (including the power to sub-delegate) delegated by the full Board from time to time by a resolution of our Board. Matters expressly delegated to our CEO are validly resolved upon by our CEO and no further resolutions, approvals or other involvement of our Board is required. Our Board may also delegate authorities to its committees. Upon any such delegation our Board supervises the execution of its responsibilities by our CEO and/or our Board committees. The Board remains ultimately responsible for the fulfilment of its duties. Moreover, its members remain accountable for the actions and decision of the Board and have ultimately responsibility for the Company’s management and the external reporting. The Board’s members are accountable to the shareholders of the Company at its Annual General Meeting of Shareholders.

BOARD MEETINGS AND DECISIONS

All resolutions of our Board are adopted by a simple majority of votes cast in a meeting at which at least the majority of the Directors are present or represented. A member of the Board may authorise another member of the Board to represent him/ her at the Board meeting and vote on his/her behalf. Each Director is entitled to one vote (provided that, for the avoidance of doubt, a member representing one or more absent members of the Board by written power of attorney will be entitled to cast the vote of each such absent member). If there is a tie, the Chairman has the casting vote.

Our Board meets as often as it deems necessary or appropriate or upon the request of any member of our Board. During 2012 our Board met eight times. Our Board has adopted rules, which contain additional requirements for our decision-making process, the convening of meetings and, through separate resolution by our Board, details on the assignment of duties and a division of responsibilities between Executive Directors and Non-Executive Directors. Our Board has appointed one of the Directors as Chairman and one of the Directors as Vice-Chairman of the Board. Our Board is further assisted by a Corporate Secretary. The Corporate Secretary may be a member of our Board or of our Senior Management and is appointed by our Board.

24 / INTERXION ANNUAL REPORT 2012

Report of the board of directors

COMPOSITION OF THE BOARD

Our Board consists of a minimum of one Executive Director and a minimum of three Non-Executive Directors, provided that our Board is comprised of a maximum of seven members. The number of Executive Directors and Non-Executive Directors is determined by our General Meeting of Shareholders, with the proviso that the majority of our Board must consist of Non-Executive Directors. Only natural persons can be Non-Executive Directors. The Executive Directors and Non-Executive Directors are appointed by our General Meeting of Shareholders, provided that our Board is classified, with respect to the term for which each member of our Board will severally be appointed and serve as a member of our Board, into three classes, as nearly equal in number as reasonably possible.

Our Directors are appointed for a period of three years. The initial class I Directors served for a term that expired at the Annual General Meeting of Shareholders held in 2011; the initial class II Directors served for a term that expired at the Annual General Meeting of Shareholders held in 2012; and the initial class III Directors are serving for a term expiring at the Annual General Meeting of Shareholders to be held in 2013. At each Annual General Meeting of Shareholders, Directors appointed to succeed those Directors whose terms expire are appointed to serve for a term of office to expire at the third succeeding Annual General Meeting of Shareholders after their appointment. Notwithstanding the foregoing, the Directors appointed to each class continue to serve their term in office until their successors are duly appointed and qualified or until their earlier resignation, death or removal. If a vacancy occurs, any Director so appointed to fill that vacancy serves its term in office for the remainder of the full term of the class of Directors in which the vacancy occurred.

Our Board has nomination rights with respect to the appointment of a Director. Any nomination by our Board may consist of one or more candidates per vacant seat. If a nomination consists of a list of two or more candidates, it is binding, and the appointment to the vacant seat concerned will be from the persons placed on the binding list of candidates, and will be effected through election. Notwithstanding the foregoing, our General Meeting of Shareholders may, at all times, by a resolution passed with a two-thirds majority of the votes cast representing more than half of our issued and outstanding capital, resolve that such list of candidates will not be binding. Upon completion of the initial public offering in January 2011, the Company entered into a shareholders’ agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our Board of Directors, including the right to nominate the Chairman of our Board of Directors. As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. The interests of Baker Capital and its affiliates could conflict with the other shareholders’ interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Affiliates of Baker Capital also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to the holders of ordinary shares. In addition, Baker Capital or its affiliates may, in the future, own businesses that directly compete with the Company’s business or do business with us. The concentration of ownership may further have the effect of delaying, preventing or deterring a change of control of our Company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company, and might ultimately affect the market price of our ordinary shares.

The majority of our Directors are independent as required by the NYSE Manual. Of our Non-Executive Directors, Mr Baker and Mr Manning are considered to be non-independent as they are both general partners of Baker Capital affiliates. Our other Non-Executive Directors are all independent.

Directors may be suspended or dismissed at any time by our General Meeting of Shareholders. A resolution to suspend or dismiss a Director must be adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of our issued and outstanding share capital. Dutch law has been amended to facilitate the suspension of Executive Directors by the Board of Directors and as a result hereof, a Director may also be suspended by our Board.

On 1 January 2013 the Act on Management and Supervision became effective. This Act considers that a board is well-balanced if it consists of at least 30% women and 30% men. “Large” companies must take this into account:

•	Upon appointment and, where applicable, recommendation for nomination or nomination for appointment of Directors; and

•	When drawing up the profile for the size and composition of the Board.

A company is considered “large” if, on two consecutive balance sheet dates, at least two of the following three criteria are met:

•	The value of the company’s assets according to its balance sheet, based on the acquisition and manufacturing price, exceeds €17,500,000;

•	The net turnover exceeds €35,000,000; and

•	The average number of employees is at least 250.

The Company is committed to making an effort to increase the number of women on our Board of Directors, which it will primarily do by focusing on female candidates for Director positions. The main focus of the Company will continue to be on ensuring that those persons best qualified for a position on our Board of Directors are nominated, irrespective of their gender.

INTERXION ANNUAL REPORT 2012 / 25

Report of the board of directors

DIRECTORS

Name	Age	Gender	Nationality	Position	Term Expiration
David Ruberg	67	Male	American	President, Chief Executive Officer Vice-Chairman and Executive Director	2013
John C. Baker	63	Male	American	Chairman and Non-Executive Director	2013
Robert M. Manning	53	Male	American	Non-Executive Director	2015
David Lister	54	Male	British	Non-Executive Director	2014
Cees van Luijk	63	Male	Dutch	Non-Executive Director	2015
Michel Massart	62	Male	Belgian	Non-Executive Director	2014
Jean F.H.P. Mandeville	53	Male	Belgian	Non-Executive Director	2013

David Ruberg, President, Chief Executive Officer, Vice-Chairman and Executive Director

David Ruberg joined us as President and Chief Executive Officer in November 2007 and became Vice-Chairman of our Board of Directors when it became a one-tier board in 2011.

David served as Chairman of our Supervisory Board from 2002 to 2007 and on the Management Board from 2007 until the conversion into a one-tier board. From January 2002 until October 2007 he was affiliated with Baker Capital, a private equity firm. From April 1993 until October 2001 he was

Chairman, President and CEO of Intermedia Communications, a NASDAQ-listed broadband communications services provider, as well as Chairman of its majority-owned subsidiary, Digex, Inc., a NASDAQ-listed managed web-hosting company. He began his career as a scientist at AT&T Bell Labs, contributing to the development of operating systems. David served on the board of QSC AG. He holds a Bachelor’s degree from Middlebury College and a Master’s in Computer and Communication Sciences from the University of Michigan.

26 / INTERXION ANNUAL REPORT 2012

Report of the board of directors

John C. Baker, Chairman and Non-Executive Director

John Baker is the Chairman of our Board of Directors.

Before the Company moved to a one-tier board in January 2011, John served as Chairman of our Supervisory Board, which he joined in 2007. He founded Baker Capital in 1995. John is a member of the board of Wine.com. He is a graduate of Harvard College and Harvard Business School.

Robert M. Manning, Non-Executive Director

Before the conversion into a one-tier board in January 2011, Robert was a member of our Supervisory Board, which he joined in 2002.

Robert is a general partner with Baker Capital. He was CFO of Intermedia Communications, Inc., a NASDAQ-listed broadband communications services provider, from 1996 to 2001 and a Director of its majority-owned subsidiary Digex, Inc., a NASDAQ-listed managed web-hosting company, from 1998 to 2001. Prior to Intermedia, Robert was a founding executive of DMX, Inc. — the first satellite- and cable-delivered digital radio network — from 1990 to 1996. Before that, Robert worked as an investment banker to the cable television and communications industries. He serves on the boards of Wine. com (Chairman) and Core Value Software (Chairman). He is a graduate of Williams College.

David Lister, Non-Executive Director

David Lister became a Non-Executive Director of our Board in 2011.

He was appointed Global Chief Information Officer at National Grid in March 2009. He is also a Director of National Grid’s subsidiary, Utility Metering Services Limited. Before joining National Grid, David held CIO positions at a number of leading international companies, including Royal Bank of Scotland, Reuters, Boots, Glaxo Wellcome and Guinness plc. Prior to these assignments, he held a series of increasingly senior IT positions across a range of industries, including chemicals, construction and electronics as well as spending time in management consultancy with Coopers & Lybrand. He was a Non-Executive Director of IXEurope, a UK-based colocation provider, which was acquired by Equinix in 2007. David is a member of several IT consultative boards including eSkills, the Skills Sector Council for Business and Information Technology in the UK. Before entering industry, David studied architecture at the University of Edinburgh.

Cees van Luijk, Non-Executive Director

Prior to the conversion into a one-tier Board of Directors in January 2011, Cees van Luijk was a member of our Supervisory Board, which he joined in 2002.

Since 2003 he has been Chairman and co-managing partner of Capital-C Ventures, a Benelux-focused technology venture capital firm. Cees was the CEO of Getronics between 1999 and 2001, and before that he was a member of the Global Leadership Team at PricewaterhouseCoopers. Cees is a Certified Public Accountant in the Netherlands and holds a Master’s Degree in Business Economics from the Erasmus University, Rotterdam.

Michel Massart, Non-Executive Director

Michel Massart became a Non-Executive Director in 2012.

He is a former managing partner of PricewaterhouseCoopers (PWC) in Belgium where he held various positions in the field of audit, specialising in technology and FMCG companies and the public sector. From 1988 to 1996, he also assumed HR responsibilities for PWC Belgium. In 1997, he set up the corporate finance department of PWC Belgium, specialising in M&A, valuations and corporate restructuring. From 2003 to 2011, he was a Director and the Chairman of the audit committee of Millicom International Cellular S.A., a mobile telephone operator in emerging countries, listed on the NASDAQ and Stockholm stock exchanges. He is a former member of the Board of the Belgian Institute of Statutory Auditors. Michel is currently a professor at the Solvay Brussels School of Economics and Management in Brussels, Belgium, where he lectures on accounting, risk management and corporate governance.

Jean F.H.P. Mandeville, Non-Executive Director

Jean F.H.P. Mandeville joined our Board in January 2011.

From October 2008 to December 2010, Jean served as Chief Financial Officer and board member of MACH S.à.r.l. He was an Executive Vice-President and the Chief Financial Officer of Global Crossing Holdings Ltd/Global Crossing Ltd. from February 2005 to September 2008, where he was responsible for all of its financial operations. He served as Chief Financial Officer of Singapore Technologies Telemedia Pte. Ltd/ST Telemedia from July 2002 to January 2005.

Jean was with British Telecom from 1992 to June 2002, where he served in various capacities covering all sectors of the telecommunications market (including wired, wireless and multimedia) in Europe, Asia and the Americas. He was President of Asia Pacific from July 2000 to June 2002, Director of International Development, Asia Pacific from June 1999 to July 2000, and General Manager, Special Projects from January 1998 to July 1999. He was a Senior Consultant with Coopers & Lybrand, Belgium, from 1989 to 1992. He graduated from the University Saint-Ignatius Antwerp with a Master’s in Applied Economics in 1982 and a Special Degree in Sea Law in 1985.

The current members of the Board have been selected with a view to securing the relevant expertise and cultural background that the Company requires in its current state of development. The performance and composition of the Board will be reviewed annually.

INTERXION ANNUAL REPORT 2012 / 27

Report of the board of directors

DIRECTORS’ INSURANCE AND INDEMNIFICATION

In order to attract and retain qualified and talented persons to serve as members of our Board or of our Senior Management, we currently provide such persons with protection through a directors’ and officers’ insurance policy, and expect to continue to do so. Under this policy, any of our past, present or future Directors and members of our Senior Management will be insured against any claim made against any one of them for any wrongful act in their respective capacities.

Under our Articles of Association, we are required to indemnify each current and former member of our Board who was or is involved in that capacity as a party to any actions or proceedings, against all conceivable financial loss or harm suffered in connection with those actions or proceedings, unless it is ultimately determined by a court having jurisdiction that the damage was caused by intent (opzet), wilful recklessness (bewuste roekeloosheid) or serious culpability (ernstige verwijtbaarheid) on the part of such member.

Insofar as indemnification of liabilities arising under the Securities Act may be permitted to members of our Board, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

BOARD COMMITTEES

Our Board has established an audit committee, a compensation committee and a nominating committee. Each committee evaluates its performance annually to determine whether it is functioning effectively.

Audit committee

Our audit committee consists of three independent Directors, Cees van Luijk, Michel Massart and Jean Mandeville, with Cees van Luijk serving as the chairperson of the audit committee. The audit committee is independent as defined under and required by Rule 10A-3 under the US Securities Exchange Act of 1934, as amended (“Rule 10A-3”) and the NYSE Manual. Our Board of Directors has determined that Cees van Luijk qualifies as an “audit committee financial expert,” as that term is defined in Item 16A of Form 20-F. The audit committee is responsible for the appointment (subject to Board and shareholders’ approval) of independent registered public accounting firm KPMG Accountants N.V. as our statutory auditors, for its compensation and retention, and for oversight of its work. In addition, approval of the audit committee is required prior to our entering into any related-party transaction. It is also responsible for “whistle-blowing” procedures, certain other compliance matters, and the evaluation of the Company’s policies with respect to risk assessment and risk management. The audit committee met six times during 2012. Most of its time was dedicated to reviewing, with management and with the independent auditor, the unaudited quarterly financial statements and the audited annual Dutch statutory financial statements as well as the 20-F. This included reviewing the effectiveness of the internal controls and of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934), and overseeing the Company’s compliance with its legal and regulatory requirements.

Compensation committee

Our compensation committee consists of two independent Directors, Cees van Luijk and David Lister, and one non-independent Director, John C. Baker, who also serves as the chairperson of the compensation committee. Among other things, the compensation committee reviews, and makes recommendations to the Board regarding, the compensation and benefits of our CEO and our Board. The compensation committee also administers the issuance of stock options and other awards under our equity incentive plan and evaluates and reviews policies relating to the compensation and benefits of our employees and consultants. The compensation committee met four times during 2012, with a focus on approving the 2011 senior management bonus payout, discussing the future short- and long-term compensation philosophy of the Company and on reviewing and approving the Company’s option grants and senior management’s 2012 cash incentive scheme.

Nominating committee

Our nominating committee consists of two independent Directors, Cees van Luijk and Jean Mandeville, and one non-independent Director, John C. Baker, who serves as the chairperson of the nominating committee. The nominating committee is responsible for, among other things, developing and recommending to our Board our corporate governance guidelines, identifying individuals qualified to become Directors, overseeing the evaluation of the performance of the Board, selecting the Director nominees for the next annual meeting of shareholders, and selecting Director candidates to fill any vacancies on the Board. The nominating committee met once during 2012. The main focus of this meeting was to discuss the nomination of Non-Executive Directors.

General Meetings of Shareholders and voting rights

Our Annual General Meeting of Shareholders must be held within six months of the end of the previous financial year. It must be held in the Netherlands in Amsterdam, Haarlemmermeer (Schiphol Airport) or Hoofddorp. Our financial year coincides with the calendar year. The notice convening the Annual General Meeting of Shareholders, together with the agenda for the meeting, shall be sent to the addresses of the shareholders shown in the register of shareholders. An extraordinary general meeting of shareholders may be convened whenever our Board or CEO deems it necessary. In addition, shareholders and/or persons having the rights

28 / INTERXION ANNUAL REPORT 2012

Report of the board of directors

conferred by the laws of the Netherlands upon holders of depositary receipts issued with a company’s cooperation for shares in its capital representing in the aggregate at least one-tenth of the Company’s issued capital, may request the Board to convene a General Meeting of Shareholders, stating specifically the business to be discussed. If the Board has not given proper notice of a General Meeting of Shareholders within the four weeks following receipt of the request, the applicants shall be authorised to convene a meeting themselves.

Each of the ordinary shares confers the right to cast one vote. Each shareholder entitled to participate in a General Meeting of Shareholders, either in person or through a written proxy, is entitled to attend and address the meeting and, to the extent that the voting rights accrue to him or her, to exercise his or her voting rights in accordance with our Articles. The voting rights attached to any ordinary shares, or ordinary shares for which depositary receipts have been issued, are suspended as long as they are held in treasury.

At the Annual General Meeting of Shareholders the following items are discussed and/or approved as a minimum:

•	The adoption of the annual accounts;

•	The appointment of the auditor to audit the annual accounts;

•	The discharge of the Directors from certain liabilities;

•	Appointment of Directors; and

•	Allocation of profits.

The Board of Directors requires the approval of the General Meeting of Shareholders for resolutions of the Board that entail a significant change in the identity or character of the Company or the business connected with it, which significant changes in any case include:

•	The transfer of (nearly) the entire business of the Company to a third party;

•

The entering into or termination of a long-term co-operation of the Company or one of its subsidiaries with another legal entity or company or as fully liable partner in a limited or general partnership, if this co-operation or termination is of major significance for the Company; and

•

The acquisition or disposal by the Company or by one of its subsidiaries of participating interests in the capital of a company representing at least one-third of the sum of the assets of the Company as shown on its balance sheet according to the last adopted annual account of the Company.

Shareholders holding at least 1% of our issued share capital or shares representing a value of at least €50 million may submit agenda proposals for the General Meeting of Shareholders. Provided we receive such proposals no later than 60 days before the date of the General Meeting of Shareholders, and provided that such a proposal does not, according to our Board, conflict with our vital interests, we will have the proposals included in the notice.

Pursuant to the provisions in our Articles of Association, the General Meeting of Shareholders may only upon a proposal of the Board resolve to amend the Company’s Articles of Association, change the Company’s corporate form, enter into a Dutch statutory (de)merger or dissolve and liquidate the

Company. Moreover these decisions require a resolution passed with a two-thirds majority of the votes cast representing at least one-half of the Company’s issued share capital.

Anti-takeover measures

The Company has no anti-takeover measures in place. Although we do not envisage adopting any specific anti-takeover measures, the Board of Directors, pursuant to the Articles of Association as adopted by the General Meeting of Shareholders on 26 January 2011 and as amended on 20 January 2012, has been designated for a period of five years, which terminates on 28 January 2016, to issue shares and grant rights to subscribe for shares up to the amount of our authorised share capital.

Issuance of shares

The General Meeting of Shareholders is authorised to decide on the issue of new shares or to designate another body of the Company to issue shares for a fixed period of a maximum of five years. On such designation, the number of shares which may be issued must be specified. The designation may be extended for a period not exceeding five years. A resolution of the General Meeting to issue shares or to designate another body of the Company as the competent body to issue shares can only be adopted at the proposal of the Board.

Acquisition by the Company of shares in its issued capital

The Company may only acquire shares in its issued capital if all of the following requirements are met:

1.	The distributable equity of the Company must be at least equal to the purchase price;

2.	The aggregate nominal value of the shares already held by the Company and its subsidiaries and of the shares held in pledge by the Company does not exceed one-half of the Company’s issued capital; and

3.	The Board has been authorised by the General Meeting of Shareholders thereto. Such authorisation shall be valid for not more than eighteen months and the General Meeting must specify in the authorisation the number of shares which may be acquired, the manner in which they may be acquired and the limits within which the price must be set. This authorisation is not required in so far as shares in the Company’s issued share capital are acquired in order to transfer them to employees of the Company or of its subsidiaries as referred to in section 2:24b of the Dutch Civil Code pursuant to a plan applicable to such employees.

Our General Meeting of Shareholders authorised our Board to acquire ordinary shares up to a maximum of 10% of the ordinary shares outstanding, whether through the stock exchange or by other means, at prices between an amount equal to the nominal value of the ordinary shares and an amount equal to 110% of the market prices of the ordinary shares on the New York Stock Exchange (the market price being the average of the closing price on each of the 30 consecutive days of trading preceding the three trading days prior to the date of acquisition), for a period that ended on 26 July 2012.

INTERXION ANNUAL REPORT 2012 / 29

Report of the board of directors

COMPENSATION

Process

In compliance with Dutch law, the General Meeting of Shareholders has adopted a directors’ remuneration policy for the Board of Directors. The remuneration of Executive Directors shall be determined by the Board within the framework of this remuneration policy, which determination will be on the basis of recommendations made by the Board’s Compensation Committee. The remuneration of our Non-Executive Directors shall be determined by the General Meeting of Shareholders based on a proposal of the Board.

Policy goal

The goal of the Company’s remuneration policy is to provide remuneration to its Directors in a form that will attract, retain and motivate qualified industry professionals in an international labour market and to align the remuneration of the Directors with the short- and long-term elements of the tasks of the Directors as well as with interests of the stakeholders of the Company. The compensation of our Directors will be reviewed regularly.

Our Executive Director has an employment agreement that terminates on 4 November 2013. Subject to approval from the General Meeting of Shareholders which is scheduled for 26 June 2013, of the renewal of his three-year term as Executive Director, the relationship with our Executive Director will be continued until 4 November 2016. In accordance with the new rules of the Act on Management and Supervision (effective from 1 January 2013), the terms of this continued relationship will be agreed under a management agreement between the Company and our Executive Director.

Compensation

The annual compensation to our Executive Director for the year ended 31 December 2012, was €500,000 as annual base salary. Our Executive Director is eligible for an annual cash incentive, which is set at an on-target cash incentive percentage of 100% of his annual base salary. Over 2012 he earned approximately €430,000 for achievements during 2012. In 2012, no new options were granted to the Executive Director. Upon termination, the Executive Director is entitled to a contractually agreed benefit compensation equal to 12 months’ base salary.

Subject to the General Meeting of Shareholders approving the renewal of his three-year term as Executive Director, our Executive Director and the Company will enter into a management agreement that will be effective 5 November 2013.

The annual compensation to our Non-Executive Directors for the year ended 31 December 2012 was €40,000. Each non-executive director who was member of the Company’s audit committee in addition received €15,000 gross per annum, and the chairman of the Company’s audit committee received a further €10,000 gross per annum. Each non-executive director who was a member of the Company’s compensation committee in addition received €5,000 gross per annum, and the chairman of the Company’s compensation committee received a further €5,000 gross per annum. No other cash incentives are paid to our Non-Executive Directors. An overview of the annual compensation of our Non-Executive Directors is disclosed in Note 34.

In 2011 our Non-Executive Director Mr Jean Mandeville was granted 15,000 options with an exercise price of $13.00, and our Non-Executive Director Mr David Lister was granted 15,000 options with an exercise price of $14.74. These options vest over a 2.5- and a 3-year period respectively, with the first 33.33% vesting 6 months and 12 months after the award date respectively, and the remainder vesting in equal annual instalments thereafter. In 2012, our Non-Executive Director Mr Michel Massart was granted 15,000 options with an exercise price of $13.92. These options vest over a 3-year period with the first 33.33% vesting 12 months after the award date, and the remainder vesting in equal annual instalments thereafter.

The Company does not contribute to any pension scheme for its Directors. None of the Non-Executive Directors is entitled to any contractually agreed benefit upon termination.

RISK MANAGEMENT

Risk management and the internal control structure

The aim of our risk management and internal control structure is to find the right balance between an effective, professional enterprise and the risk profile that we are aiming for as a business. Our risk management and internal controls, based on the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Enterprise Risk Management Framework, make a significant contribution to the prompt identification and adequate management of strategic and market risks. They also support us in achieving our operational and financial targets and in complying with the applicable laws and regulations. The risk management and internal control structure have been designed to meet the Sarbanes Oxley 404 requirements.

Risk management approach

The Board has the ultimate responsibility for the risk management and internal control structure. Local subsidiary management teams are responsible for implementing the strategy, achieving results, identifying underlying opportunities and risks, and ensuring effective operations. They have to act in accordance with the policy and standards set by the Board, in which they are supported by corporate departments. Compliance to standards and policies is discussed regularly between subsidiary management and representatives of the Board, and is subject to review by corporate departments.

Internal Audit Function

In 2012, a formal internal audit function was not in place. The Board has discussed implementing a formal internal audit function and envisions doing so.

Financial Instruments

For the Company’s risk management procedures related to financial instruments we refer to the Group’s accounting policies and note 18, as included in these financial statements.

Interxion’s Code of Conduct

Our Code of Conduct and Business Ethics is a reflection of our commitment to act as a responsible social partner and of the way we try to interact with all of our stakeholders.

INTERXION ANNUAL REPORT 2012 / 31

Report of the board of directors

RISK FACTORS

Risks Related to our Business

•

We cannot easily reduce our operating expenses in the short term, which could have a material adverse effect on our business in the event of a slowdown in demand for our services or a decrease in revenue for any reason.

•

Our inability to utilise the capacity of newly planned data centres and data centre expansions in line with our business plan would have a material adverse effect on our business, financial condition and results of operations.

•	If we are unable to expand our existing data centres or locate and secure suitable sites for additional data centres on commercially acceptable terms, our ability to grow our business may be limited.

•	Failure to renew or maintain real estate leases for our existing data centres on commercially acceptable terms, or at all, could harm our business.

•	Our leases may obligate us to make payments beyond our use of the property.

•	We may experience unforeseen delays and expenses when fitting out and upgrading data centres, and the costs could be greater than anticipated.

•	We face significant competition and we may not be able to compete successfully against current and future competitors.

•	Our services may have a long sales cycle that may materially adversely affect our business, financial condition and results of operations.

•	Our business is dependent on the adequate supply of electrical power and could be harmed by prolonged electrical power outages or increases in the cost of power.

•

A general lack of electrical power resources sufficient to meet our customers’ demands may impair our ability to utilise fully the available space at our existing data centres or our plans to open new data centres.

•

A significant percentage of our monthly recurring revenue is generated by contracts with terms of one year or less remaining. If such contracts are not renewed, or if their pricing terms are negotiated downwards, our business, financial condition and results of operations would be materially adversely affected.

•	Our inability to use all or part of our net deferred tax assets could cause us to pay taxes at an earlier date and in greater amounts than expected.

•	Our operating results have fluctuated in the past and may fluctuate in the future, which may make it difficult to evaluate our business and prospects.

•	We are dependent on third-party suppliers for equipment, technology and other services.

•

We depend on the ongoing service of our personnel and senior management team and may not be able to attract, train and retain a sufficient number of qualified personnel to maintain and grow our business.

•	Disruptions to our physical infrastructure could lead to significant costs, reduce our revenues and harm our business reputation and financial results.

•

Substantial indebtedness could adversely affect our financial condition and our ability to operate our business, and we may not be able to generate sufficient cash flows to meet our debt service obligations.

•	Our insurance may not be adequate to cover all losses.

•

Our failure to meet the performance standards under our service level agreements (SLAs) may subject us to liability to our customers, which could have a material adverse effect on our reputation, business, financial condition or results of operations.

•	We could be subject to costs, as well as claims, litigation or other potential liability, in connection with risks associated with the security of our data centres.

•	We face risks relating to foreign currency exchange rate fluctuations.

•	The slowdown in global economies and their delayed recovery may have an impact on our business and financial condition in ways that we currently cannot predict.

•	Acquisitions present many risks, and we may not realise the financial or strategic goals that were contemplated at the time of any transaction.

•

We focus on the development of communities of interest within customer segments and the attraction of magnetic customers. Our failure to attract, grow and retain these communities of interest could harm our business and operating results.

•	Consolidation may have a negative impact on our business model.

Risks Related to our Industry

•

The European data centre industry has suffered from over-capacity in the past, and a substantial increase in the supply of new data centre capacity and/or a general decrease in demand for data centre services could have an adverse impact on industry pricing and profit margins.

•	If we do not keep pace with technological changes, evolving industry standards and customer requirements, our competitive position will suffer.

•	Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

•	Our carrier-neutral business model depends on the presence of numerous telecommunications carrier networks in our data centres.

•	We may be subject to reputational damage and legal action in connection with the information disseminated by our customers.

32     /     INTERXION ANNUAL REPORT 2012

Report of the board of directors

Risks Related to Regulation

•

Laws and government regulations governing internet-related services, related communication services and information technology and electronic commerce across the European countries in which we operate, continue to evolve and, depending on the evolution of such regulations, may adversely affect our business.

•

The industry in which we operate is subject to environmental and health and safety laws and regulations and may be subject to more stringent efficiency, environmental and health and safety laws and regulations in the future.

Risks Related to Our Ordinary Shares

•	The market price for our ordinary shares may continue to be volatile.

•

A substantial portion of our total outstanding ordinary shares may be sold into the market at any time. Such future sales or issuances, or perceived future sales or issuances, could adversely affect the price of our shares.

•	Shareholders may not be able to exercise pre-emptive rights.

•

We may need additional capital and may sell additional ordinary shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

•	We have never paid, do not currently intend to pay and may not be able to pay any dividends on our ordinary shares.

•

Shareholders’ rights and responsibilities will be governed by Dutch law and will differ in some respects from the rights and responsibilities of shareholders under US law, and shareholder rights under Dutch law may not be as clearly established as they are under the laws of some US jurisdictions.

•	The interests of our principal shareholders may be inconsistent with ordinary shareholders’ interests.

•

We are a foreign private issuer and, as a result, as permitted by the listing requirements of the New York Stock Exchange, we may rely on certain home-country governance practices rather than the corporate governance requirements of the New York Stock Exchange.

•	Shareholders may be unable to enforce judgments obtained in US courts against us.

•	We may incur increased costs as a result of being a public company.

•	If our internal controls over financial reporting are found to be ineffective, our financial results or our stock price may be adversely affected.

CONTROLS AND PROCEDURES

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) and for the assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions;

providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with management authorisation; and providing reasonable assurance that unauthorised acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. The Company’s internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

In connection with the preparation of the Company’s annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2012, based on criteria established in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework).

Under the supervision and with the participation of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the Company’s disclosure controls and procedure (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) have been evaluated as of 31 December 2012. Based upon the evaluation, the CEO and CFO, concluded that as of 31 December 2012, the Company’s disclosure controls and procedures were effective and designed to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and to ensure that material information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report is subject to attestation by the Company’s independent registered public accounting firm. Our consolidated financial statements have been audited by KPMG Accountants N.V., an independent registered public accounting firm, which has issued an attestation report on the Company’s internal control over financial reporting included in the annual report on Form 20-F.

Changes in internal controls and procedures over financial reporting

Enhancements have been made during the period. There were no changes that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

INTERXION ANNUAL REPORT 2012     /     33

Report of the board of directors

DUTCH CORPORATE GOVERNANCE CODE

In addition to the “Structure” section of this report on page 24, below is a further description of our corporate governance.

Since our initial public offering on 28 January 2011, we are required to comply with the Dutch Corporate Governance Code. The revised Dutch Corporate Governance Code (the Code) became effective on 1 January 2009 and applies to all Dutch companies listed in a government-recognised stock exchange, whether in the Netherlands or elsewhere. Because the Company is listed on the New York Stock Exchange (NYSE) it is also required to comply with the US Sarbanes-Oxley Act of 2002, as well as with NYSE listing rules, and the rules and regulations promulgated by the US Securities and Exchange Commission (SEC).

The full text of the Dutch Corporate Governance Code can be found at the website of the Monitoring Commission Corporate Governance Code (www.commissiecorporategovernance.nl).

The Code is based on a ‘comply or explain’ principle. Material changes in the corporate governance structure of the Company and in its compliance with the Code will be discussed at the Annual General Meeting of Shareholders as a separate agenda item. The discussion below summarises the deviations from the best practice provisions of the Code:

•

Best Practice Provision II.2 contains detailed principles regarding the level and structure of the remuneration of the Board. Our current remuneration policy does not yet meet these principles. However, we intend to review our remuneration policy to determine whether and how it will be amended for next year.

•

Best Practice Provision II.2.4 states among others that if options are granted, they shall, in any event, not be exercised in the first three years following the date of granting. The Company has granted options to some of its Directors which vest starting within three years of the date of granting. Although not in accordance with the Code, the Company considers that it is in the best interest of the Company and its stakeholders to align the vesting of the options with the term of their appointment as Director.

•

Best Practice Provision II.2.6 states that the option price may not be fixed at a level lower than a verifiable price or a verifiable price average in accordance with the trading in a regulated market on one or more predetermined days during a period of not more than five trading days prior to and including the day on which the option is granted. On 29 June 2011 Mr Mandeville was awarded 15,000 options to acquire shares in the capital of the Company at an exercise price of $13.00 per share, while the shares on that day traded at $14.74. In accordance with the decision of the General Meeting of Shareholders held on 29 June 2011, Non-Executive Directors who are not affiliated with a shareholder of the Company at the time they become a Non-Executive Director will receive a one-time grant of 15,000 options to acquire shares in the capital of the Company at an exercise price equal to the price per share on the date such person becomes a Non-Executive Director. Mr Mandeville joined our Board on 26 January 2011 and the Company considers that on that day $13.00 was fair value per share. On 20 January 2012, Mr Massart was awarded 15,000 options to acquire shares in the capital of the Company at an exercise price of $13.92 per share which was the fair value per share on the day he joined our Board.

•

Best Practice Provision III.2.1 states that all Non-Executive Directors, with the exception of not more than one person, shall be independent within the meaning of Best Practice Provision III.2.2. In deviation to this principal, but in compliance with the NYSE Manual, two of our Non-Executive Directors are not independent as they are both partners of Baker Capital, a private equity firm that owns 30.20% of the Company’s shares. Given the shareholder structure of the Company it is considered justified to deviate from this best practice principle.

•

Best Practice Provision II.3.3 states that an Executive Director may not take part in any discussion or decision-making that involves a subject or transaction in relation to which he has a conflict of interest with the Company. Best Practice Provision III.6.2 states the same in respect of Non-Executive Directors. In deviation from these principals, our Articles of Association provide that, in the event the Company has a conflict of interest with one or more Directors, the Company may still be represented by the Board or an Executive Director. In the event of a conflict of interest, however, by operation of Dutch law, our General Meeting of Shareholders has the power to designate one or more other persons to represent the Company.

•

Best Practice Provision III.7.1 states that a Non-Executive Director may not be granted any shares and/or rights to shares by way of remuneration. The Company has granted options to some of its Non-Executive Directors as it believes that this is a valuable instrument to align the interests of the Non-Executive Directors concerned with those of the Company.

•

Best Practice Provision IV.1.1 states that the General Meeting of Shareholders may pass a resolution to cancel the binding nature of a nomination for the appointment of an Executive Director or a Non-Executive Director, by an absolute majority which may have to represent at most one-third of the issued capital. To cancel the binding nature of such a nomination, the Company’s Articles require a two-thirds majority representing more than 50% of the issued capital.

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. For management’s internal control statement we refer to “Management’s report on internal control over financial reporting” on page 33.

The Board of Directors

INTERXION ANNUAL REPORT 2012     /     35

Financial statements

FINANCIAL

STATEMENTS

36     /     INTERXION ANNUAL REPORT 2012

CONSOLIDATED INCOME STATEMENT

		For the year ended 31 December
	Note	2012	2011	2010
		(€’000)
Revenue	5,6	277,121	244,310	208,379
Cost of sales	5,7	(113,082)	(101,766)	(91,154)

Gross profit		164,039	142,544	117,225
Other income	5	463	487	425
Sales and marketing costs	5,7	(20,100)	(17,680)	(15,072)
General and administrative costs	5,7,10,11	(79,243)	(67,258)	(55,892)

Operating profit	5	65,159	58,093	46,686
Finance income	8	907	2,290	582
Finance expense	8	(18,653)	(25,074)	(30,026)

Profit before taxation		47,413	35,309	17,242
Income tax (expense) / income	9	(15,782)	(9,737)	(2,560)

Profit for the year attributable to shareholders		31,631	25,572	14,682

Earnings per share attributable to shareholders post 5:1 reverse stock split at 28 January 2011:
Basic earnings per share: (€)	16	0.47	0.40	0.33
Diluted earnings per share: (€)	16	0.46	0.39	0.31

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the year ended 31 December
	2012	2011	2010
	(€’000)
Profit for the year attributable to shareholders	31,631	25,572	14,682
Foreign currency translation differences	2,588	2,253	4,520

Total other comprehensive income	2,588	2,253	4,520
Tax	(571)	200	—

Total other comprehensive income, net of tax	2,017	2,453	4,520

Total comprehensive income	33,648	28,025	19,202

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

INTERXION ANNUAL REPORT 2012     /     37

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As at 31 December
	Note	2012	2011	2010
		(€’000)
Non-current assets
Property, plant and equipment	10	620,931	477,798	342,420
Intangible assets	11	18,638	12,542	6,005
Deferred tax assets	9	30,376	39,557	39,841
Financial asset	12	774	—	—
Other non-current assets	13	4,959	3,841	3,709

		675,678	533,738	391,975
Current assets
Trade and other current assets	13	74,854	67,874	55,672
Cash and cash equivalents	14	68,692	142,669	99,115

		143,546	210,543	154,787

Total assets		819,224	744,281	546,762

Shareholders’ equity
Share capital	15	6,818	6,613	4,434
Share premium	15	477,326	466,166	321,078
Foreign currency translation reserve	15	9,403	7,386	4,933
Accumulated deficit	15	(117,973)	(149,604)	(175,176)

		375,574	330,561	155,269
Non-current liabilities
Trade payables and other liabilities	17	11,194	10,294	7,795
Deferred tax liability	9	2,414	1,742	660
Provision for onerous lease contracts	18	7,848	10,618	13,260
Borrowings	19	288,085	257,267	257,403

		309,541	279,921	279,118
Current liabilities
Trade payables and other liabilities	17	127,778	127,639	106,038
Tax liabilities		2,301	2,249	868
Provision for onerous lease contracts	18	3,978	3,108	3,073
Borrowings	19	52	803	2,396

		134,109	133,799	112,375

Total liabilities		443,650	413,720	391,493

Total liabilities and shareholders’ equity		819,224	744,281	546,762

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

38     /     INTERXION ANNUAL REPORT 2012

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
		(€’000)
Balance at 1 January 2012		6,613	466,166	7,386	(149,604)	330,561

Profit for the period		—	—	—	31,631	31,631
Total other comprehensive income, net of tax		—	—	2,017	—	2,017
Total comprehensive income, net of tax		—	—	2,017	31,631	33,648

Exercise of options		205	7,750	—	—	7,955

Share-based payments	21	—	3,410	—	—	3,410
Total contribution by and distributions to owners of the Company		205	11,160	—	—	11,365

Balance at 31 December 2012		6,818	477,326	9,403	(117,973)	375,574

Balance at 1 January 2011		4,434	321,078	4,933	(175,176)	155,269

Profit for the period		—	—	—	25,572	25,572
Total other comprehensive income, net of tax		—	—	2,453	—	2,453
Total comprehensive income, net of tax		—	—	2,453	25,572	28,025

IPO proceeds		1,625	142,487	—	—	144,112

Conversion of Preferred Shares		337	(337)	—	—	—
Liquidation price paid to Preferred Shareholders		—	(3,055)	—	—	(3,055)

Exercise of options		217	3,257	—	—	3,474

Share-based payments	21	—	2,736	—	—	2,736
Total contribution by and distributions to owners of the Company		2,179	145,088	—	—	147,267

Balance at 31 December 2011		6,613	466,166	7,386	(149,604)	330,561

Balance at 1 January 2010		4,434	319,388	413	(189,858)	134,377

Profit for the period		—	—	—	14,682	14,682
Total other comprehensive income, net of tax		—	—	4,520	—	4,520

Total comprehensive income		—	—	4,520	14,682	19,202

Exercise of options		—	6	—	—	6

Share-based payments	21	—	1,684	—	—	1,684
Total contribution by and distributions to owners of the Company		—	1,690	—	—	1,690

Balance at 31 December 2010		4,434	321,078	4,933	(175,176)	155,269

As no minority shareholders in group equity exist, the group equity is entirely attributable to the parent’s shareholders.

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

INTERXION ANNUAL REPORT 2012     /     39

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the years ended 31 December
	Note	2012	2011	2010
		(€’000)
Profit for the year		31,631	25,572	14,682
Depreciation, amortisation and impairments	10,11	43,993	35,552	31,108
IPO transaction costs	5	—	1,725	—
Provision for onerous lease contracts	18	(2,328)	(3,125)	(3,157)
Share-based payments	21	5,488	2,736	1,684
Net finance expense	8	17,746	22,784	29,444
Income tax expense	9	15,782	9,737	2,560

		112,312	94,981	76,321

Movements in trade and other current assets		(7,154)	(16,942)	511
Movements in trade and other liabilities		6,543	12,009	8,476

Cash generated from operations		111,701	90,048	85,308

Interest and fees paid		(18,081)	(24,472)	(9,980)
Interest received		1,007	2,251	390
Income tax paid		(5,545)	(3,784)	(1,339)

Net cash flows from operating activities		89,082	64,043	74,379

Cash flow from investing activities
Purchase of property, plant and equipment		(172,036)	(154,559)	(98,171)
Disposal of property, plant and equipment		—	945	230
Purchase of intangible assets		(6,295)	(7,397)	(2,223)
Acquisition of financial asset		(774)	—	—

Net cash flows used in investing activities		(179,105)	(161,011)	(100,164)

Cash flow from financing activities
Proceeds from exercised options		7,956	3,474	6
Proceeds from issuance new shares at IPO		—	142,952	—
Repayment of ‘Liquidation Price’ to former Preferred Shareholders		—	(3,055)	—
Proceeds/(repayment) bank facilities		—	—	(159,046)
Proceeds from mortgage loan		9,890	—	—
Proceeds from Senior Secured Notes and RCF		(1,159)	(645)	254,276
Repayment of other Borrowings		(804)	(2,396)	(2,488)

Net cash flows from financing activities		15,883	140,330	92,748
Effect of exchange rate changes on cash		163	192	149

Net movement in cash and cash equivalents		(73,977)	43,554	67,112
Cash and cash equivalents, beginning of year		142,669	99,115	32,003

Cash and cash equivalents, end of year	14	68,692	142,669	99,115

Note:—

The accompanying notes form an integral part of these consolidated financial statements.

40     /     INTERXION ANNUAL REPORT 2012

NOTES TO THE 2012 CONSOLIDATED FINANCIAL STATEMENTS

1	The Company

Interxion Holding N.V. (the “Company”) is domiciled in The Netherlands. The address of the Company’s registered office is Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands. The consolidated financial statements of the Company for the year ended 31 December 2012 comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is a leading pan-European operator of carrier-neutral Internet data centers.

The financial statements were approved and authorized for issue by the Board of Directors on 26 April 2013. The financial statements are subject to adoption by the General Meeting of Shareholders.

2	Basis of preparation

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) effective as at 31 December 2012 as issued by the Internal Accounting Standards Board (“IASB”).

Basis of measurement

The Group prepared its consolidated financial statements on a going-concern basis and under the historical cost convention except for certain financial instruments which have been measured at fair value.

The accounting policies set out below have been applied consistently by the Group entities and to all periods presented in these consolidated financial statements.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on amounts recognized in the financial statements are discussed below:

Property, plant and equipment depreciation (also see Note 10) — Estimated remaining useful lives and residual values are reviewed annually. The carrying values of property, plant and equipment are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs, and is therefore subjective.

Intangible fixed assets amortisation (also see Note 11) — Estimated remaining useful lives and residual values are reviewed annually. The carrying values of intangible fixed assets are also reviewed for impairment where there has been a triggering event by assessing the present value of estimated future cash flows and net realizable value compared with net book value. The calculation of estimated future cash flows and residual values is based on the Group’s best estimates of future prices, output and costs, and is therefore subjective.

INTERXION ANNUAL REPORT 2012     /     41

Lease accounting (also see Note 22) — At inception or modification of an arrangement, the Group determines whether such an arrangement is or contains a lease. Classification of a lease contract (operating versus a finance lease) is based on the extent to which risks and rewards incidental to ownership of a leased asset lie with the lessor or the lessee. The classification of lease contracts includes the use of judgments and estimates.

Provision for onerous lease contracts (also see Note 18) — A provision is made for the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses.

Costs of site restoration (also see Note 24) — Liabilities in respect of obligations to restore premises to their original condition are estimated at the commencement of the lease and reviewed yearly based on rent period, contracted extension possibilities and possibilities of lease terminations.

Deferred taxation (also see Note 9) — Provision is made for deferred taxation at the rates of tax prevailing at the period-end dates unless future rates have been substantively enacted. Deferred tax assets are recognized where it is probable that they will be recovered based on estimates of future taxable profits for each tax jurisdiction. The actual profitability may be different depending upon local financial performance in each tax jurisdiction.

Share-based payments (also see Note 21) — the Group issues equity-settled share-based payments to certain employees under the terms of the long-term incentive plans. The charges related to equity-settled share-based payments, options to purchase ordinary shares, are measured at fair value at the date of grant. The fair value at the grant date is determined using the Black Scholes model and is expensed over the vesting period. The value of the expense is dependent upon certain assumptions including the expected future volatility of the Group’s share price at the date of grant.

Functional and presentation currency

These consolidated financial statements are presented in euro, which is the Company’s functional and presentation currency. All information presented in euro has been rounded to the nearest thousand, except when stated otherwise.

3	Significant accounting policies

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all entities in which a direct or indirect controlling interest exists. Subsidiaries are entities that are directly or indirectly controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The accounting policies set out below have been applied consistently by all subsidiaries to all periods presented in these consolidated financial statements.

Loss of control

On the loss of control, the Company derecognizes the assets and liabilities of the subsidiary, any non-controlling interests and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss.

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

Subsidiaries

With the exception of Stichting Administratiekantoor Management Interxion, all of the subsidiary undertakings of the Group as set out below are wholly owned. Stichting Administratiekantoor is part of the consolidation based on the groups controlling influence.

•	Interxion HeadQuarters B.V., Amsterdam, the Netherlands;

•	Interxion Nederland B.V., Amsterdam, the Netherlands;

•	Interxion Trademarks B.V., Amsterdam, the Netherlands;

•	Interxion Österreich GmbH, Vienna, Austria;

•	Interxion Belgium N.V., Brussels, Belgium;

•	Interxion Denmark ApS, Copenhagen, Denmark;

•	Interxion France SAS, Paris, France;

•	Interxion Real Estate II SARL, Paris, France;

•	Interxion Real Estate III SARL, Paris, France;

•	Interxion Deutschland GmbH, Frankfurt, Germany;

•	Interxion Ireland Ltd, Dublin, Ireland;

•	Interxion Telecom SRL, Milan, Italy;

•	Interxion España SAU, Madrid, Spain;

•	Interxion Sverige AB, Stockholm, Sweden;

•	Interxion (Schweiz) AG, Zurich, Switzerland;

•	Interxion Carrier Hotel Ltd., London, United Kingdom;

•	Interxion Europe Ltd., London, United Kingdom;

•	Interxion Real Estate Holding B.V., Amsterdam, the Netherlands;

•	Interxion Real Estate I B.V., Amsterdam, the Netherlands;

•	Interxion Real Estate IV B.V., Amsterdam, the Netherlands;

•	Interxion Operational B.V., Amsterdam, the Netherlands;

•	Interxion Datacenters B.V., The Hague, the Netherlands (formerly Centennium Detachering B.V.);

•	Interxion Consultancy Services B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Telecom B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Trading B.V., Amsterdam, the Netherlands (dormant);

•	Interxion B.V., Amsterdam, the Netherlands (dormant);

•	Interxion Telecom Ltd., London, United Kingdom (dormant);

•	Stichting Administratiekantoor Management Interxion, Amsterdam, the Netherlands.

Foreign currency

Foreign currency transactions

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and the financial position of each entity are expressed in euros, which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

42     /     INTERXION ANNUAL REPORT 2012

In preparing the financial statements of the individual entities, transactions in foreign currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. The income and expenses of foreign operations are translated to euros at average exchange rates.

Foreign operations

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in euros using exchange rates prevailing at the balance sheet date. Income and expense items are translated at average exchange rates for the period. Exchange differences arising, if any, on net investments including receivables from or payables to a foreign operation for which settlement is neither planned nor likely to occur, are recognized directly in the foreign currency translation reserve (FCTR) within equity. When control over a foreign operation is lost, in part or in full, the relevant amount in the FCTR is transferred to profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Statement of cash flows

The consolidated statement of cash flows is prepared using the indirect method. The cash flow statement distinguishes between operating, investing and financing activities.

Cash flows in foreign currencies are converted at the exchange rate at the dates of the transactions. Currency exchange differences on cash held are separately shown. Payments and receipts of corporate income taxes and interest paid are included as cash flow from operating activities.

Financial instruments

Derivative financial instruments

The Group may enter into derivative financial instruments (interest rate swaps) to manage its exposure to interest risk. Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The fair value of interest rate swaps is based on broker quotes. Those quotes are tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates for a similar instrument at the measurement date.

The resulting gain or loss is recognized in profit or loss immediately.

Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses.

INTERXION ANNUAL REPORT 2012     /     43

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the right to receive the contractual cash flows in a transaction in which substantially all the risk and rewards of ownership of the financial asset are transferred. Any interest in such transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Financial assets are designated as at fair value through profit and loss if the Group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Group’s risk management or investment strategy. Attributable transactions costs are recognized in profit and loss as incurred. Financial assets at fair value through profit and loss are measured at fair value and changes therein, which takes into account any dividend income, are recognized in profit and loss.

The fair values of investments in equity are determined with reference to their quoted closing bid price at the measurement date or, if unquoted, determined using a valuation technique.

Trade receivables and other current assets

Trade receivables and other current assets are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.

A provision for impairment of trade receivables and other current assets is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original term of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement.

When a trade receivable and other current asset is uncollectable, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents, including short-term investments, are valued at face value, which equals its fair value.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Preference share capital, no longer applicable since the IPO in January 2011, is classified as equity if it is non-redeemable and any dividends are discretionary. Dividends thereon are recognized as distributions within equity upon approval by the Group’s shareholders.

Trade payables and other current liabilities

Trade payables and other current liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition or construction of the asset and comprises purchase cost, together with the incidental costs of installation and commissioning. These costs include external consultancy fees, capitalized borrowing costs, rent and associated costs attributable to bringing the assets to a working condition for their intended used and internal employment costs which are directly and exclusively related to the underlying asset. Where it is probable that the underlying property lease will not be renewed, the cost of self-constructed assets includes the estimated costs of dismantling and removing the items and restoring the site on which they are located.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized within income.

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation is calculated from the date an asset becomes available for use and is depreciated on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment. Leased assets are depreciated on the same basis as owned assets over the shorter of the lease term and their useful lives. The principal periods used for this purpose are:

Freehold land	Not depreciated
Data center buildings and equipment	10–30 years
Office buildings	10–15 years
Office equipment	3–5 years

Depreciation methods, useful lives and residual values are reviewed annually.

Data center buildings and equipment consists of buildings, leasehold improvements and equipment or infrastructure for advanced environmental controls such as ventilation and air conditioning, specialized heating, fire detection and suppression equipment and monitoring equipment. Office buildings consist of office buildings, office leasehold improvements and office equipment which consists of furniture, computer equipment and software.

Intangible assets

Intangible assets represent power grid rights, software and other intangible assets, and are recognized at cost less accumulated amortisation and accumulated impairment losses. Other intangible assets principally consist of lease premiums (paid in addition to obtain rental contracts).

Software includes development expenditure, which is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use the asset. The expenditure capitalized includes the cost of material, services and direct labor costs that are directly attributable to preparing the asset for its intended use.

44     /     INTERXION ANNUAL REPORT 2012

Amortisation is calculated on a straight-line basis over the estimated useful lives of the intangible asset. Amortisation methods, useful lives and residual values are reviewed annually.

The estimated useful lives are:

Power grid rights	10–15 years
Software	3–5 years
Other	3–12 years

Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For intangible assets that are not yet available for use, the recoverable amount is estimated at each reporting date.

The recoverable amount of an asset or cash-generating unit is the greater of either its value in use or its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Considering the Company manages its data centers per country, and the financial performance of data centers within a country is highly inter-dependent given the data center campus structures, the Company has determined that the cash-generating unit for impairment testing purposes should be the group of data centers per country, unless specific circumstances would indicate that a single data center is a cash-generating unit.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the income statement. Impairment losses recognized in respect of cash-generating units are to reduce the carrying amount of the assets in the unit (group of units) on a pro-rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognized.

Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized costs; with any difference between the proceeds (net of transaction costs) and the redemption value recognized in the income statement over the period of the Borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date. The Group derecognizes a borrowing when its contractual obligations are discharged, cancelled or expired.

Provisions

A provision is recognized in the statement of financial position when the Group has a present legal or constructive obligation as a result of a past event; it is probable that an outflow of economic benefits will be required to settle the obligation and the amount can be estimated reliably. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The discount amount arising on the provision is amortized in future years through interest.

A provision for site restoration is recognized when costs for restoring leasehold premises to their original condition at the end of the lease need to be made and the likelihood of this liability is estimated to be probable. The discounted cost of the liability is included in the related assets and is depreciated over the remaining estimated term of the lease. If the likelihood of this liability is estimated to be possible, rather than probable, it is disclosed as a contingent liability in Note 24.

A provision for onerous lease contracts is recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the discounted amount of future losses expected to be incurred in respect of unused data center sites over the term of the leases. Where unused sites have been sublet or partly sublet, management has taken account of the contracted sublease income expected to be received over the minimum sublease term, which meets the Group’s revenue recognition criteria in arriving at the amount of future losses. Before a provision is established, the Group recognizes any impairment loss on the assets associated with that contract.

Leases

Leases, where the Group assumes substantially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of either its fair value or the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized on the Group’s statement of financial position. Payments made under operating leases are recognized in the income statement, or capitalized during construction, on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum finance lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

At inception or modification of an arrangement, the Group determines whether such an arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains the right to use an asset(s).

At inception or on reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values.

INTERXION ANNUAL REPORT 2012     /     45

Segment reporting

The segments are reported in a manner consistent with internal reporting provided to the chief operating decision-maker, identified as the Board of Directors. There are two segments: the first segment being France, Germany, the Netherlands and the United Kingdom and the second segment being Rest of Europe, which comprises Austria, Belgium, Denmark, Ireland, Spain, Sweden and Switzerland. Shared expenses such as corporate management, general and administrative expenses, loans and borrowings and related expenses and income tax assets and liabilities are stated in Corporate and other.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items presented as Corporate and other principally comprise loans and Borrowings and related expenses; corporate assets and expenses (primarily the Company’s headquarters); and income tax assets and liabilities.

Segment capital expenditure is defined as the net cash outflows during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

EBITDA and Adjusted EBITDA, as well as recurring revenue, are additional indicators of our operating performance, and are not required by or presented in accordance with, IFRS. EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs and income from sub-leases on unused data center sites. We present EBITDA and Adjusted EBITDA as additional information because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million Revolving Credit Facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA and Adjusted EBITDA differently. EBITDA and Adjusted EBITDA are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

This information, provided to the chief operating decision-maker, is disclosed to permit a more complete analysis of our operating performance. Exceptional items are those significant items that are separately disclosed by virtue of their size, nature or incidence to enable a full understanding of the Group’s financial performance.

Revenue recognition

Revenues are recognized when it is probable that future economic benefits will flow to the Group and that these benefits, together with their related costs, can be measured reliably. Revenues are measured at the fair value of the consideration received or receivable taking into account any discounts or volume rebates.

The Group reviews transactions for separately identifiable components and if necessary applies individual recognition treatment, revenues are allocated to separately identifiable components based on their relative fair values.

The Group earns colocation revenue as a result of providing data center services to customers at its data centers. Colocation revenues and lease income are recognized in the income statement on a straight-line basis over the term of the customer contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Incentives granted are recognized as an integral part of the total income, over the term of the customer contract. Customers are usually invoiced quarterly in advance and income is recognized on a straight-line basis over the quarter. Initial setup fees payable at the beginning of customer contracts are deferred at inception and recognized in the income statement on a straight-line basis over the initial term of the customer contract. Power revenues are recognized based on customers’ usage.

Other services revenue including managed services, connectivity and customer installation services including equipment sales are recognized when the services are rendered. Certain installation services and equipment sales, which by its nature have a non-recurring character, are presented as non-recurring revenues and are recognized upon delivery of service.

Deferred revenues relating to invoicing in advance and initial setup fees are carried on the statement of financial position as part of trade payables and other liabilities. Deferred revenues due to be recognized after more than one year are held in non-current liabilities.

Cost of sales

The cost of sales consists mainly of rental costs for the data centers and offices, power costs, maintenance costs relating to the data center equipment, operation and support personnel costs and costs related to installations and other customer requirements. In general, maintenance and repairs are expensed as incurred. In cases where maintenance contracts are in place, the costs are recorded on a straight-line basis over the contractual period.

46     /     INTERXION ANNUAL REPORT 2012

Sales and marketing costs

The operating expenses related to sales and marketing consist of costs for personnel (including sales commissions), marketing and other costs directly related to the sales process. Costs of advertising and promotion are expensed as incurred.

General and administrative costs

General and administrative costs are expensed as incurred.

Employee benefits

Defined contribution pension plans

A defined contribution pension plan is a post-employment plan under which an entity pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution plans are recognized as an employee benefit expense in the income statement in the periods during which the related services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Termination benefits

Termination benefits are recognized as an expense when the Group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancy are recognized as an expense if the Group has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting date, then they are discounted to their present value.

Share-based payments

The share option programme allows Group employees to acquire shares (and before the IPO share certificates) of the Group. The fair value at the date of grant to employees of share options, as determined using the Black Scholes model, is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the options. The amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Finance income and expense

Finance expense comprises interest payable on borrowings calculated using the effective interest rate method, fair value losses on financial assets at fair value through profit and loss and foreign exchange gains and losses. Borrowing costs directly attributable to the acquisition or construction of data center assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are added to the costs of those assets, until such time as the assets are ready for their intended use.

Interest income is recognized in the income statement as it accrues, using the effective interest method. The interest expense component of finance lease payments is recognized in the income statement using the effective interest rate method.

Foreign currency gains and losses are reported on a net basis, as either finance income or expenses, depending on whether the foreign currency movements are in a net gain or a net loss position.

INTERXION ANNUAL REPORT 2012     /     47

Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date that are expected to be applied to temporary differences when they reverse or loss carry forwards when they are utilized.

A deferred tax asset is also recognized for unused tax losses and tax credits. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

In determining the amount of current and deferred tax the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Company believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis of their tax assets and liabilities will be realized simultaneously.

Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Before the IPO, ordinary shares shared on an equal basis in profits with preference shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary and preference shareholders of the Company by the weighted average number of ordinary and preference shares outstanding during the year. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary and preference shareholders and the weighted average number of ordinary and preference shares outstanding for the effects of all dilutive potential ordinary shares, which comprise the share options granted.

New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended 31 December 2012 and have not been applied in preparing these consolidated financial statements. Those which may be relevant to the group are set out below.

•	IFRS 9, “Financial Instruments”

•	IFRS 10, “Consolidated Financial Statements”

•	IFRS 11, “Joint Arrangements”

•	IFRS 12, “Disclosures of Interests in Other Entities”

•	IFRS 13, “Fair Value Measurement”

•	Revision to IFRIC 14, IAS 19, “The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction”

The Group has not opted for earlier adoption. Following an internal review, it is not anticipated that the adoption of these new but not yet effective standards and interpretations will have a material financial impact on the financial statements in the period of initial application and subsequent reporting, except for IFRS 9 “Financial Instruments” which becomes mandatory for the Groups 2014’s consolidated financial statements and could change the classification and measurement of financial assets.

4	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk

•	Liquidity risk

•	Market risk

•	Other price risks

This note presents information about the Group’s exposure to each of the above risks, the Group’s goals, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

The Board of Directors has overall responsibility for the oversight of the Group’s risk management framework.

The Group continues developing and evaluating the Group’s risk management policies with a view to identifying and analyzing the risks faced by the Group, to setting appropriate risk limits and controls, and to monitoring risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Board of Directors oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer, bank or other counterparty to a financial instrument fails to meet its contractual obligations. This risk principally arises from the Group’s receivables from customers. The Group’s most significant customer, serviced from multiple locations under multiple service contracts, accounts for less than 5% of the recurring revenues for 2012, 2011 and 2010.

48     /     INTERXION ANNUAL REPORT 2012

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The demographics of the Group’s customer base, including the default risk of the industry and the country in which customers operate, has less of an influence on credit risk.

The Group has an established credit policy under which each new customer is analyzed individually for creditworthiness before they commence trading with the Group. If customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the credit quality of the customer is analyzed taking into account its financial position, past experience and other factors.

The Group’s standard terms require contracted services to be paid in advance of these services being delivered. In the event that a customer fails to pay amounts that are due, the Group has a clearly defined escalation policy that can result in a customer’s access to their equipment being denied or service to the customer being suspended.

In 2012, 94% (2011: 93% and 2010: 93%) of the Group’s revenues were derived from contracts under which customers pay an agreed contracted amount including power on a regular basis (usually monthly or quarterly) or from deferred initial setup fees paid at the outset of the customer contract.

As a result of the Group’s credit policy and the contracted nature of the revenues, losses have occurred infrequently (see Note 20). The Group establishes an allowance that represents its estimate of potential incurred losses in respect of trade and other receivables. This allowance is entirely composed of a specific loss component relating to individually significant exposures.

Bank counterparties

The Group has certain obligations under the terms of its revolving loan agreement and Senior Secured Notes which limit disposal with surplus cash balances. Term risk is limited to short-term deposits. The Group monitors its cash position, including counterparty and term risk, daily.

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our facilities. The Company grants rent guarantees to landlords of certain of the Group’s property leases (see Note 24).

Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation or jeopardizing its future.

The majority of the Group’s revenues and operating costs are contracted, which assists it in monitoring cash flow requirements, which are monitored on a daily and weekly basis. Typically the Group ensures that it has sufficient cash on demand to meet expected normal operational expenses for a period of 60 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

All significant capital expansion projects are subject to formal approval by the Board of Directors, and material expenditure or customer commitments are only made once the management is satisfied that the Group has adequate committed funding to cover the anticipated expenditure (refer to Note 22).

The Group listed €260 million 9.5% Senior Secured Notes due 2017. The notes are listed on the Luxembourg Stock Exchange’s Euro MTF Market. Interest on the Senior Secured Notes is payable at the rate of 9.5%, which falls due on 12 February and 12 August of each year.

In 2012, the Group has renewed its secured €60 million multicurrency Revolving Credit Facility (“RCF”) that is fully undrawn as at 31 December 2012. As at 31 December 2012, on the Revolving Credit Facility the interest payable on EUR amounts drawn would be at the rate of EURIBOR plus 325 basis points and for GBP amounts drawn the interest payable would be LIBOR plus 325 basis points.

The Revolving Credit Facility Agreement contains two financial maintenance covenants: an interest coverage covenant and a leverage covenant. The interest coverage covenant requires the Company to maintain a minimum ratio of Adjusted EBITDA (as defined in the Revolving Credit Facility Agreement) to finance charges. The leverage covenant requires the Company not to exceed a ratio of consolidated total debt to pro-forma EBITDA (as defined in the Revolving Facility Agreement). In addition, the Company must ensure that the guarantors represent a certain percentage of Adjusted EBITDA of the Company as a whole and a certain percentage of the consolidated net assets of the Company as a whole.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage or interest coverage ratios could result in a default under the Revolving Facility Agreement. The group regularly analyses the Company’s performance to the covenants and actively monitors the available headroom to the covenants. As of 31 December 2012, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants.

On 5 November 2012, the Company secured a 5-year mortgage bank loan of €10 million. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points. Interest is due quarterly in arrears. No covenants apply to this loan next to the repayment schedule.

Refer to Borrowing section for more details (Note 19).

INTERXION ANNUAL REPORT 2012     /     49

Market risk

Currency risk

The Group is exposed to currency risk on sales, purchases and Borrowings that are denominated in a currency other than the respective functional currencies of Group entities, primarily the euro, but also pounds sterling (GBP), Swiss francs (CHF), Danish kroner (DKK) and Swedish kronor (SEK). The currencies in which these transactions are primarily denominated are EUR, GBP, CHF, DKK and SEK.

Historically, the revenues and operating costs of each of the Group’s entities have provided an economic hedge against foreign currency exposure and have not required foreign currency hedging.

It is anticipated that a number of capital expansion projects will be funded in a currency that is not the functional currency of the entity in which the associated expenditure will be incurred. In the event that this occurs and is material to the Group, the Group will seek to implement an appropriate hedging strategy.

The majority of the Group’s Borrowings are euro denominated and the Company believes that the Interest on these Borrowings will be serviced from the cash flows generated by the underlying operations of the Group whose functional currency is the euro. The Group’s investments in subsidiaries are not hedged.

Interest rate risk

Following the issuance of 9.5% Senior Secured Notes in 2010 and the repayment of the old bank facilities, the Group was no longer exposed to significant variable interest rate expense for Borrowings.

On 5 November 2012, the Company secured a 5-year mortgage of €10 million. The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points per annum. Interest is due quarterly in arrears.

As at 31 December 2012, on the Revolving Credit Facility the interest payable on EUR amounts drawn would be at the rate of EURIBOR plus 325 basis points and for GBP amounts drawn the interest payable would be LIBOR plus 325 basis points. The Revolving Credit Facility was fully undrawn as at 31 December 2012.

As at 31 December 2012, the interest rate risk is very limited.

Other risks

Price risk

There is a risk that changes in market circumstances, such as strong unanticipated increases in operational costs, construction costs of new data centers or churn in customer contracts will churn, will negatively affect the Group’s income. Customers individually have medium-term contracts that require notice prior to termination. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The Group is a significant user of power and has exposure to increases in power prices. The Group uses independent consultants to monitor price changes in electricity and seeks to negotiate fixed-price term agreements with the power supply companies, not more than for own use, where possible. The risk to the Group is mitigated by the contracted ability to recover power price increases through adjustments in the pricing for power services.

Capital management

The Group has a capital base comprising its equity, including reserves, Senior Secured Notes, mortgage loan, finance leases and committed debt facilities. The Group monitors its solvency ratio, financial leverage, funds from operations and net debt with reference to multiples of the Group’s last twelve months Adjusted EBITDA levels. The Company’s policy is to maintain a strong capital base and access to capital in order to sustain the future development of the business and maintain shareholders, creditors and customers confidence.

The principal use of capital in the development of the business is through capital expansion projects for the deployment of further equipped space in new and existing data centers. Major capital expansion projects are not started unless the Company has access to adequate capital resources at the start of the project to complete the project, and they are evaluated against target internal rates of return before approval. Capital expansion projects are continually monitored both before and after completion.

There were no changes in the Group’s approach to capital management during the year.

5	Information by segment

Operating segments are to be identified on the basis of internal reports about components of the Group that are regularly reviewed by the chief operating decision-maker in order to allocate resources to the segments and to assess their performance. Management monitors the operating results of its business units separately for the purpose of making decisions about performance assessments.

The performance of the operating segments is primarily based on the measures of revenue, EBITDA and Adjusted EBITDA. Other information provided, except as noted below, to the Board of Directors is measured in a manner consistent with that in the financial statements.

50     /     INTERXION ANNUAL REPORT 2012

Information by segment, 2012

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	159,136	100,113	259,249	—	259,249
Non-recurring revenue	12,640	5,232	17,872	—	17,872
Total revenue	171,776	105,345	277,121	—	277,121
Cost of sales	(66,367)	(40,559)	(106,926)	(6,156)	(113,082)

Gross profit/(loss)	105,409	64,786	170,195	(6,156)	164,039
Other income	463	—	463	—	463
Sales and marketing costs	(6,039)	(4,259)	(10,298)	(9,802)	(20,100)
General and administrative costs	(36,497)	(21,558)	(58,055)	(21,188)	(79,243)

Operating profit/(loss)	63,336	38,969	102,305	(37,146)	65,159
Net finance expense					(17,746)

Profit before taxation					47,413

Total Assets	546,842	197,802	744,644	74,580	819,224
Total Liabilities	139,576	48,183	187,759	255,891	443,650
Capital expenditures, including intangible assets*	(145,080)	(29,014)	(174,094)	(4,237)	(178,331)
Depreciation, amortisation and impairments	(25,686)	(15,691)	(41,377)	(2,616)	(43,993)
Adjusted EBITDA	90,121	55,068	145,189	(30,174)	115,015

Information by segment, 2011

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	136,460	91,868	228,328	—	228,328
Non-recurring revenue	10,352	5,630	15,982	—	15,982
Total revenue	146,812	97,498	244,310	—	244,310
Cost of sales	(58,969)	(37,685)	(96,654)	(5,112)	(101,766)

Gross profit/(loss)	87,843	59,813	147,656	(5,112)	142,544
Other income	487	—	487	—	487
Sales and marketing costs	(4,730)	(3,876)	(8,606)	(9,074)	(17,680)
General and administrative costs	(30,014)	(17,956)	(47,970)	(19,288)	(67,258)

Operating profit/(loss)	53,586	37,981	91,567	(33,474)	58,093
Net finance expense					(22,784)

Profit before taxation					35,309

Total Assets	412,160	181,186	593,346	150,935	744,281
Total Liabilities	97,779	40,774	138,553	275,167	413,720
Capital expenditures, including intangible assets*	(122,880)	(35,366)	(158,246)	(3,710)	(161,956)
Depreciation, amortisation and impairments	(21,289)	(12,371)	(33,660)	(1,892)	(35,552)
Adjusted EBITDA	74,774	50,676	125,450	(27,813)	97,637

INTERXION ANNUAL REPORT 2012     /     51

Information by segment, 2010

	FR, DE, NL and UK	Rest of Europe	Subtotal	Corporate and other	Total
	(€’000)
Recurring revenue	114,689	78,284	192,973	—	192,973
Non-recurring revenues	9,161	6,245	15,406	—	15,406
Total revenue	123,850	84,529	208,379	—	208,379
Cost of sales	(52,861)	(33,513)	(86,374)	(4,780)	(91,154)

Gross profit/(loss)	70,989	51,016	122,005	(4,780)	117,225
Other income	425	—	425	—	425
Sales and marketing costs	(4,859)	(3,357)	(8,216)	(6,856)	(15,072)
General and administrative costs	(27,297)	(15,854)	(43,151)	(12,741)	(55,892)

Operating profit/(loss)	39,258	31,805	71,063	(24,377)	46,686
Net finance expense					(29,444)

Profit before taxation					17,242

Total assets	279,735	150,026	429,761	117,001	546,762
Total liabilities	81,339	35,335	116,674	274,819	391,493
Capital expenditures, including intangible assets*	(59,419)	(35,709)	(95,128)	(5,266)	(100,394)
Depreciation, amortisation and impairments	(18,659)	(10,972)	(29,631)	(1,477)	(31,108)
Adjusted EBITDA	58,060	43,010	101,070	(21,867)	79,203

Note:—

*	Capital expenditures, including intangible assets, represent payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively. In 2011, this definition was amended to include paid intangible assets in comparison to 2010. The comparative 2010 figures have been adjusted to reflect this change.

52     /     INTERXION ANNUAL REPORT 2012

Reconciliation Adjusted EBITDA

Consolidated

	2012	2011	2010
	(€’000)
Operating profit	65,159	58,093	46,686
Depreciation, amortisation and impairment	43,993	35,552	31,108

EBITDA(1)	109,152	93,645	77,794
Share-based payments	5,488	2,736	1,684
Increase/(decrease) in provision of onerous lease contracts(2)	838	18	150
IPO transaction costs	—	1,725	—
Income from sub-lease of unused data center sites	(463)	(487)	(425)

Adjusted EBITDA	115,015	97,637	79,203

France, Germany, Netherlands and UK

	2012	2011	2010
	(€’000)
Operating profit	63,336	53,586	39,258
Depreciation, amortisation and impairment	25,686	21,289	18,659

EBITDA(1)	89,022	74,875	57,917
Share-based payments	724	368	418
Increase/(decrease) in provision onerous lease contracts(2)	838	18	150
Income from sub-lease of unused data center sites	(463)	(487)	(425)

Adjusted EBITDA	90,121	74,774	58,060

Notes:—

(1)	Operating profit plus depreciation, amortisation and impairment of assets.
(2)	Before deduction of income from subleases on unused data center sites.

INTERXION ANNUAL REPORT 2012     /     53

Rest of Europe

	2012	2011	2010
	(€’000)
Operating profit	38,969	37,981	31,805
Depreciation, amortisation and impairment	15,691	12,371	10,972

EBITDA(1)	54,660	50,352	42,777
Share-based payments	408	324	233

Adjusted EBITDA	55,068	50,676	43,010

Corporate and other

	2012	2011	2010
	(€’000)
Operating profit	(37,146)	(33,474)	(24,377)
Depreciation, amortisation and impairment	2,616	1,892	1,477

EBITDA(1)	(34,530)	(31,582)	(22,900)
Share-based payments	4,356	2,044	1,033
IPO transaction costs	—	1,725	—

Adjusted EBITDA	(30,174)	(27,813)	(21,867)

Notes:—

(1)	Operating profit plus depreciation, amortisation and impairment of assets.

In 2012, the share-based payments include an amount of €2,078,000 related to taxes and social security charges.

In 2011, the IPO transaction costs represent the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

54     /     INTERXION ANNUAL REPORT 2012

ANNUAL REPORT 2012     /     55

6	Revenues

Revenues consist of colocation revenue derived from the rendering of data center services, which includes customer installation services and equipment sales.

7	Employee benefit expenses

The Group employed on average 385 employees (full-time equivalents) during 2012 (2011: 347 and 2010: 321). Costs incurred in respect of these employees were:

	2012	2011	2010
	(€’000)
Salaries, commissions and bonuses	30,229	26,540	24,588
Social security charges	5,295	4,364	4,037
Contributions to defined contribution pension plans	1,776	1,487	1,437
Other personnel-related costs	5,233	6,155	6,176
Share-based payments	5,488	2,736	1,684

	48,021	41,282	37,922

The following income statement line items include employee benefit expenses of:

	2012	2011	2010
	(€’000)
Costs of sales	16,634	15,147	14,419
Sales and marketing costs	12,300	11,352	9,848
General and administrative costs	19,087	14,783	13,655

	48,021	41,282	37,922

The Group operates a defined contribution scheme for most of its employees. The contributions are made in accordance with the scheme and are expensed in the income statement as incurred.

In 2012, the Dutch Government imposed a crisis wage tax payable by employers. The total charge in 2012, included in General and administrative costs, amounts to €1,854,000.

56     /     INTERXION ANNUAL REPORT 2012

8	Finance income and expense

	2012	2011	2010
	(€’000)
Bank and other interest	907	2,271	582
Net foreign currency exchange gain	—	19	—

Finance income	907	2,290	582

Interest expense on Senior Secured Notes, bank and other loans	(16,680)	(23,302)	(18,155)
Interest expense on finance leases	(61)	(57)	(92)
Interest expense on provision for onerous lease contracts	(428)	(518)	(578)
Other financial expenses	(1,221)	(1,197)	(11,102)
Net foreign currency exchanges loss	(263)	—	(99)

Finance expense	(18,653)	(25,074)	(30,026)

Net finance expense	(17,746)	(22,784)	(29,444)

The “Interest expense on provision for onerous lease contracts” relates to the unwinding of the discount rate used to calculate the “Provision for onerous lease contracts”.

Other financial expenses in 2010 principally consisted of €10.2 million costs related to the repayment of the Company’s bank Borrowings and termination of the hedge contracts of which €3.5 million was non-cash.

9	Income taxes

Income tax benefit/(expense)

	2012	2011	2010
	(€’000)
Current taxes	(6,219)	(5,033)	(1,802)
Deferred taxes	(9,563)	(4,704)	(758)

Total income tax (expense)/benefit	(15,782)	(9,737)	(2,560)

Reconciliation of effective tax rate

A reconciliation between income taxes calculated at the Dutch statutory tax rate of 25% in 2012 (25% in 2011 and 25.5% in 2010) and the actual tax benefit/(expense) with an effective tax rate of 33.3% (27.6% in 2011 and 14.8% in 2010) is as follows:

	2012	2011	2010
	(€’000)
Profit for the year	31,631	25,572	14,682
Income tax (expense)/benefit	(15,782)	(9,737)	(2,560)

Profit before taxation	47,413	35,309	17,242

Income tax using Company’s domestic tax rate	(11,854)	(8,827)	(4,397)
Effect of tax rates in foreign jurisdictions	(1,308)	(1,300)	(891)
Change in tax rate and legislation	(1,042)	(325)	(1,038)
Non-deductible expenses	(1,372)	(1,494)	(645)
Recognition of previously unrecognized tax losses	355	2,741	3,532
Current year results for which no deferred tax asset was recognized	(328)	219	849
Prior year adjustments included in current year tax	201	(243)	—
Change in previously unrecognized temporary differences	—	37	30
Other	(434)	(545)	—

Income tax (expense)/benefit	(15,782)	(9,737)	(2,560)

INTERXION ANNUAL REPORT 2012     /     57

Recognized deferred tax assets/(liabilities)

The movement in recognized deferred tax assets during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
1 January 2010	636	5,683	1,518	36,580	44,417
Recognized in profit/(loss) for 2010	(340)	(435)	3,175	1,440	3,840
Effects of movements in exchange rates	—	—	—	354	354

31 December 2010	296	5,248	4,693	38,374	48,611
Recognized in profit/(loss) for 2011	14,526	(866)	(2,635)	(15,316)	(4,291)
Recognized in equity	—	—	—	3,225	3,225
Effects of movements in exchange rates	(74)	—	(10)	197	113

31 December 2011	14,748	4,382	2,048	26,480	47,658
Recognized in profit/(loss) for 2012	210	(743)	2,547	(8,013)	(5,999)
Recognized in equity	—	—	—	(571)	(571)
Effects of movements in exchange rates	21	—	5	255	281

31 December 2012	14,979	3,639	4,600	18,151	41,369

Offset deferred tax liabilities	(8,942)	—	(1,278)	(773)	(10,993)

Net deferred tax assets/(liabilities)	6,037	3,639	3,322	17,378	30,376

Accumulated tax losses in the Netherlands available as at 31 December 2010, which were due to expire by 31 December 2011, have been preserved and renewed, resulting in a temporary valuation difference for intangible assets.

In 2011, a total of €3,225,000 in deferred taxes was recognized directly in equity to account for the deferred tax impact of fiscally deductible IPO costs directly recognized in equity.

58     /     INTERXION ANNUAL REPORT 2012

The movement in recognized deferred tax liabilities during the year is as follows:

	Property, plant and equipment, and Intangibles	Provision onerous contracts	Other	Tax loss carry- forward	Total
	(€’000)
1 January 2010	(3,211)	—	(1,621)		(4,832)
Recognized in profit/(loss) for 2010	(5,416)	—	818		(4,598)

31 December 2010	(8,627)	—	(803)		(9,430)
Recognized in profit/(loss) for 2011	(163)	—	(250)		(413)

31 December 2011	(8,790)	—	(1,053)		(9,843)
Recognized in profit/(loss) for 2012	(3,501)	—	(63)		(3,564)

31 December 2012	(12,291)	—	(1,116)		(13,407)

Offset deferred tax assets	8,942	—	1,278	773	10,993

Net deferred tax assets/(liabilities)	(3,349)	—	162	773	(2,414)

The deferred tax assets and liabilities are presented as net amounts per tax jurisdiction as far as the amounts can be offset.

The estimated utilization of carried-forward tax losses in future years is based on management’s forecasts of future profitability by tax jurisdiction.

The following net deferred tax assets have not been recognized:

	2012	2011	2010
	(€’000)
Deductible temporary differences - net	46	67	(204)
Tax losses	1,501	2,054	5,305

	1,547	2,121	5,101

The accumulated recognized and unrecognized tax losses expire as follows:

	2012	2011	2010
	(€’000)
Within one year	3,798	4,204	52,149
Between 1 and 5 years	7,057	10,974	15,047
After 5 years	5,918	7,140	10,055
Unlimited	69,403	77,491	91,282

	86,176	99,809	168,533

The accumulated tax losses expiring within one year include tax losses in Switzerland. The expiration of accumulated tax losses was part of the assessment of the valuation of deferred tax assets.

INTERXION ANNUAL REPORT 2012     /     59

10	Property, plant and equipment

	Freehold Land	Data center buildings and equipment	Office buildings	Office equipment	Assets under construction	Total
	(€’000)
Cost:
As at 1 January 2012	20,445	525,112	9,409	15,421	101,173	671,560
Additions	23,647	66,390	1,805	2,168	89,431	183,441
Exchange differences	—	2,862	66	46	—	2,974
Disposals	—	(1,628)	(14)	(18)	—	(1,660)
Transfers	—	160,051	—	—	(160,051)	—

As at 31 December 2012	44,092	752,787	11,266	17,617	30,553	856,315
Accumulated depreciation and impairment:
As at 1 January 2012	—	(177,158)	(4,312)	(12,292)	—	(193,762)
Depreciation	—	(40,220)	(651)	(1,624)	—	(42,495)
Exchange differences	—	(726)	(20)	(41)	—	(787)
Disposals	—	1,628	14	18	—	1,660

As at 31 December 2012	—	(216,476)	(4,969)	(13,939)	—	(235,384)

Carrying amount as at 31 December 2012	44,092	536,311	6,297	3,678	30,553	620,931

Cost:
As at 1 January 2011	1,388	467,228	7,578	14,020	16,346	506,560
Additions	19,057	43,229	1,732	1,418	103,245	168,681
Exchange differences	—	2,783	103	46	(42)	2,890
Disposals	—	(6,504)	(4)	(63)	—	(6,571)
Transfers	—	18,376	—	—	(18,376)	—

As at 31 December 2011	20,445	525,112	9,409	15,421	101,173	671,560
Accumulated depreciation and impairment:
As at 1 January 2011	—	(149,425)	(3,737)	(10,978)	—	(164,140)
Depreciation	—	(33,340)	(547)	(1,315)	—	(35,202)
Impairment reversal	—	783	—	—	—	783
Exchange differences	—	(774)	(28)	(35)	—	(837)
Disposals	—	5,598	—	36	—	5,634

As at 31 December 2011	—	(177,158)	(4,312)	(12,292)	—	(193,762)

Carrying amount as at 31 December 2011	20,445	347,954	5,097	3,129	101,173	477,798

60     /     INTERXION ANNUAL REPORT 2012

	Freehold Land	Data center buildings and equipment	Office buildings	Office equipment	Assets under construction	Total
	(€’000)
Cost:
As at 1 January 2010	—	326,345	6,211	12,265	62,165	406,986
Additions	1,388	72,740	1,000	1,221	15,889	92,238
Exchange differences	—	5,667	116	157	1,936	7,876
Disposals	—	(529)	(10)	(1)	—	(540)
Transfers	—	63,005	261	378	(63,644)	—

As at 31 December 2010	1,388	467,228	7,578	14,020	16,346	506,560
Accumulated depreciation and impairment:
As at 1 January 2010	—	(117,941)	(3,282)	(9,803)	—	(131,026)
Depreciation	—	(28,916)	(384)	(1,038)	—	(30,338)
Exchange differences	—	(2,878)	(71)	(137)	—	(3,086)
Disposals	—	310	—	—	—	310

As at 31 December 2010	—	(149,425)	(3,737)	(10,978)	—	(164,140)

Carrying amount as at 31 December 2010	1,388	317,803	3,841	3,042	16,346	342,420

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will effect in 2019. As a result of this modification, in accordance with IAS17, the lease which was previously reported as an operating lease is reported as a financial lease as of 20 December 2012. The carrying amount of the land amounts to €20,832,000. In addition, the Group leases data center equipment under a number of finance lease agreements. At 31 December 2012, the carrying amount of the leased equipment classified in data centers was €224,000 (2011: €1,048,000 and 2010: €1,845,000).

Capitalized interest relating to borrowing costs for 2012 amounted to €9,195,000 (2011: €2,577,000 and 2010: €1,987,000). The cash effect of the interest capitalized for 2012 amounted to €8,224,000 which in the Statement of Cash Flows is presented under “Purchase of property, plant and equipment” (2011: €1,298,000 and 2010: €1,800,000).

In 2012, the Group purchased freehold land in the Netherlands for a value of €2,815,000. In 2011, freehold land was purchased in Paris for a value of €19,057,000.

Depreciation of property, plant and equipment is disclosed as general and administrative cost in the consolidated statement of income.

At 31 December 2012 properties with a carrying value of €17,568,000 (2011 and 2010: nil) are subject to a registered debenture to secure mortgage loans (see Note 19).

In 2011, the Group reversed the impairment of data center assets in Sweden, as recognized in 2007, for an amount of €783,000 resulting from improved profitability and future potential of the Swedish company.

INTERXION ANNUAL REPORT 2012     /     61

11	Intangible assets

The components of intangible assets are as follows:

	Power grid rights	Software	Other	Total
		(€’000)
Cost:
As at 1 January 2012	7,378	6,246	1,835	15,459
Additions	4,300	2,822	330	7,452
Disposals	—	(9)	—	(9)
Exchange differences	155	—	—	155

As at 31 December 2012	11,833	9,059	2,165	23,057
Amortisation:
As at 1 January 2012	(350)	(1,820)	(747)	(2,917)
Amortisation	(249)	(1,071)	(178)	(1,498)
Disposals	—	9	—	9
Exchange differences	(13)	—	—	(13)

As at 31 December 2012	(612)	(2,882)	(925)	(4,419)

Carrying amount as at 31 December 2012	11,221	6,177	1,240	18,638

Cost:
As at 1 January 2011	1,711	4,220	1,835	7,766
Additions	5,653	2,026	—	7,679
Exchange differences	14	—	—	14

As at 31 December 2011	7,378	6,246	1,835	15,459
Amortisation:
As at 1 January 2011	(198)	(980)	(583)	(1,761)
Amortisation	(138)	(840)	(164)	(1,142)
Exchange differences	(14)	—	—	(14)

As at 31 December 2011	(350)	(1,820)	(747)	(2,917)

Carrying amount as at 31 December 2011	7,028	4,426	1,088	12,542

Cost:
As at 1 January 2010	304	2,494	1,835	4,633
Additions	1,407	1,726	—	3,133

As at 31 December 2010	1,711	4,220	1,835	7,766
Amortisation:
As at 1 January 2010	(66)	(454)	(471)	(991)
Amortisation	(132)	(526)	(112)	(770)

As at 31 December 2010	(198)	(980)	(583)	(1,761)

Carrying amount as at 31 December 2010	1,513	3,240	1,252	6,005

Amortisation of intangible assets is disclosed as general and administrative cost in the consolidated income statement.

62     /     INTERXION ANNUAL REPORT 2012

12	Financial asset

The financial asset consists of a 2% equity shareholding in Istream Planet Inc. The financial asset was designated as a financial asset measured at fair value through profit and loss.

13	Trade and other (non-) current assets

	2012	2011	2010
	(€’000)
Non-current
Rental and other supplier deposits	2,254	2,536	1,886
Deferred financing costs	1,371	667	1,281
Deferred rent related stamp duties	606	638	542
Other non-current assets	728	—	—

	4,959	3,841	3,709

Current
Trade receivables – net (Note 20)	51,119	43,350	38,370
Taxes	3,052	7,474	219
Prepaid expenses and other current assets	20,683	17,050	17,083

	74,854	67,874	55,672

The deferred financing costs relate to the costs incurred for the Revolving Credit Facility. In 2012, the Company amended the terms of its existing Revolving Credit Facility. The amended facility, originally scheduled to expire on 1 February 2013, extends the termination date to 12 May 2016, expands the credit commitment from €50 million to €60 million and aligns the incurrence covenants with those contained in the indenture for our 9.50% Senior Secured Notes due 2017. As of 31 December 2012 the RCF remained undrawn.

Capitalized costs are amortized over the duration period of the facility agreement.

Prepaid expenses and other current assets principally comprise accrued income, prepaid insurances, rental and other related operational data center and construction-related prepayments.

14	Cash and cash equivalents

Cash and cash equivalents include €5,017,000 (2011: €4,813,000 and 2010: €4,235,000) that is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

INTERXION ANNUAL REPORT 2012     /     63

15	Shareholders’ equity

Share capital and share premium

	Ordinary shares			2002 Series A preference shares
	2012	2011	2010	2012	2011	2010
	(In thousands of shares, post-reverse stock split)
On issue at 1 January	66,129	9,546	9,543	—	34,808	34,808
Issue/conversion of shares	2,047	56,583	3	—	(34,808)	—

On issue at 31 December	68,176	66,129	9,546	—	—	34,808

On 28 January 2011, the Company issued 16,250 thousand new shares (post reverse stock split) at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary shares. The 34,808 thousand Preferred Shares were converted into ordinary shares and the Liquidation Price of €1.00 (post reverse stock split) per Preferred A Share was either paid out in cash or converted in ordinary shares (3.3 million ordinary shares). In 2012, approximately two million (2011: 2.2 million) of options have been exercised.

At 31 December 2012 and 2011, the authorized share capital comprised 200 million (post reverse stock split as at 18 January 2011) ordinary shares at par value of €0.10. At 31 December 2010, prior to the reversed stock split, the authorized share capital amounted to 575 million ordinary shares and 175 million 2002 Series A preference shares. All issued shares are fully paid. Prior to the IPO and the reverse stock split, all the shares had a par value of €0.02.

The net proceeds of the Initial Public Offering in 2011 amounted to €138.6 million, which is used for general corporate purposes including, without limitation, capital expenditures relating to expansion of existing data centers and construction of new data centers.

Voting

Upon completion of the initial public offering in January 2011, the Company entered into a shareholders’ agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of our outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of our Board of Directors, including the right to nominate the Chairman of our Board of Directors. As a result, these shareholders have, and will continue to have, directly or indirectly, the power, among other things, to affect our legal and capital structure and our day-to-day operations, as well as the ability to elect and change our management and to approve other changes to our operation. The interests of Baker Capital and its affiliates could conflict with your interests, particularly if we encounter financial difficulties or are unable to pay our debts when due. Affiliates of Baker Capital also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, although such transactions might involve risks to you as a holder of ordinary shares. In addition, Baker Capital or its affiliates may, in the future, own businesses that directly compete with ours or do business with us. The concentration of ownership may further have the effect of delaying, preventing or deterring a change of control of our Company, could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our company and might ultimately affect the market price of our ordinary shares.

Prior to the initial public offering in January 2011, the holders of the 2002 Series A preference shares were entitled to vote, together with holders of the Company’s ordinary shares, on all matters submitted to shareholders for vote. Each share equals one vote. In addition to voting privileges, holders of the 2002 Series A preference shares were entitled to certain prior-consent rights against certain actions proposed by the Board of Directors.

64     /     INTERXION ANNUAL REPORT 2012

Dividends

Prior to the IPO, dividends that are paid from the profits of the Company and, if permitted under Dutch law, as a result of a sale by the Company of shares or assets of the Company or a subsidiary other than pursuant to an IPO, sale or liquidation event shall be distributed in the following priority: first to holders of the 2002 Series A preference shares in an amount equal to the purchase price of the 2002 Series A preference shares (reduced by any dividend previously received on the 2002 Series A preference shares) and second to the extent any residual amount exits thereafter, pro rata amongst all holders of ordinary shares and 2002 Series A preference shares. Upon the completion of an IPO or a sale, the holders of the 2002 Series A preference shares were entitled to receive the 2002 Series A Share Purchase Price of €0.20 per share (pre-reverse stock split) less any dividends exclusively paid to the holders of the 2002 Series A preference shares in cash or in ordinary shares.

Foreign currency translation reserve

The foreign currency translation reserve comprises of all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of intergroup balances with a permanent nature.

16	Earnings per share

Basic earnings per share

The calculation of basic earnings per share at 31 December 2012, was based on the profit of €31,631,000 attributable to ordinary shareholders and pre-IPO the preference shareholders (2011: €25,572,000 and 2010: €14,682,000) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2012 of 67,309,000 (and including preference shares outstanding for the years; 2011: 64,176,000 and 2010: 44,352,000). Profit is attributable to ordinary and preference shares (pre-IPO) on an equal basis.

Diluted earnings per share

The calculation of diluted earnings per share at 31 December 2012 was based on the profit of €31,631,000 attributable to ordinary shareholders and pre-IPO the preference shareholders (2011: €25,572,000 and 2010: €14,682,000) and a weighted average number of ordinary shares and the impact of options outstanding during the year ended 31 December 2012 of 68,262,000 (and including preference shares outstanding for the years; 2011: 65,896,000 and 2010: 47,707,000) post reverse stock split.

In January 2011, the Company issued new shares at the New York Stock Exchange under the ticker symbol INXN. Upon completion of the offering, the Company did a reverse stock split 5:1, which resulted in nominal value of €0.10 per ordinary share. The 5:1 reverse stock split as effected is presented in the basic earnings per share calculation and the diluted earnings per share calculation.

Profit attributable to ordinary and preference shareholders

	2012	2011	2010
	(€’000)
Profit attributable to ordinary and preference shareholders (basic)	31,631	25,572	14,682

Profit attributable to ordinary and preference shareholders	31,631	25,572	14,682

Weighted average number of ordinary shares and preference shares

	2012	2011	2010
	(in thousands of shares, post reverse stock split)
Weighted average number of ordinary shares (basic)	67,309	61,506	9,544
Weighted average number of preference shares	—	2,670	34,808

Weighted average number of ordinary and preference shares at 31 December	67,309	64,176	44,352
Dilution effect of share options on issue	953	1,720	3,355

Weighted average number of ordinary and preference shares (diluted) at 31 December	68,262	65,896	47,707

INTERXION ANNUAL REPORT 2012     /     65

17	Trade payables and other liabilities

	2012	2011	2010
	(€’000)
Non-current
Deferred revenue	5,014	4,801	6,093
Other non-current liabilities	6,180	5,493	1,702

	11,194	10,294	7,795

Current
Trade payables	21,087	34,090	20,504
Tax and social security	10,788	4,180	2,725
Customer deposits	18,274	16,942	15,487
Deferred revenue	41,516	38,110	33,152
Accrued expenses	36,113	34,317	34,170

	127,778	127,639	106,038

Trade payables include €10,319,000 (2011: €20,877,000 and 2010 €8,027,000) accounts payable in respect of purchases of property, plant and equipment.

Accrued expenses are analyzed as follows:

	2012	2011	2010
	(€’000)
Data-center-related costs	9,959	7,951	9,243
Personnel and related costs	8,060	7,973	7,895
Professional services	2,083	2,476	1,876
Customer implementation and related costs	3,039	2,237	1,586
Financing-related costs	9,625	9,650	10,236
Other	3,347	4,030	3,334

	36,113	34,317	34,170

As at 31 December 2012, the accrued financing-related costs principally relate to interest expenses on the Senior Secured Notes.

66     /     INTERXION ANNUAL REPORT 2012

18	Provision for onerous lease contracts

As at 31 December 2012, the provision for onerous lease contracts relates to two unused data center sites in Germany, one in Munich terminating in March 2016 and one in Dusseldorf terminating in August 2016.

The provision is calculated based on the discounted future contracted payments net of any sublease revenues.

	2012	2011	2010
	(€’000)
As at 1 January	13,726	16,333	18,912
Increase in provision	838	—	—
Unwinding of discount	428	518	578
Utilization of provision	(3,166)	(3,125)	(3,157)

As at 31 December	11,826	13,726	16,333

Non-current	7,848	10,618	13,260
Current	3,978	3,108	3,073

As at 31 December	11,826	13,726	16,333

Discounted estimated future losses are calculated using a discount rate based on the 5-year euro-area government benchmark bond yield prevailing at the balance sheet date.

19	Borrowings

	2012	2011	2010
	(€’000)
Non-current
Senior Secured Notes 9.5%, due 2017	256,268	255,560	254,924
Mortgage loan	9,903	—	—
Finance lease liabilities	20,309	102	336
Other loans	1,605	1,605	2,143

	288,085	257,267	257,403

Current
Finance lease liabilities	52	235	429
Other loans	—	568	1,967

	52	803	2,396

Total Borrowings	288,137	258,070	259,799

The carrying amounts of the Group’s Borrowings are principally denominated in euros. The face value of the Senior Secured Notes is €260,000,000 as at 31 December 2012 and 2011.

The face value of the mortgage loan amounts to €10,000,000 as at 31 December 2012.

INTERXION ANNUAL REPORT 2012     /     67

Senior Secured Notes and bank Borrowings

In November 2012, the Group entered into a 5-year mortgage loan for €10,000,000. The mortgage loan is secured over land and data center buildings with a carrying value of €17,568,000 (2011 and 2010: nil) (see Note 10). The loan is subject to a floating interest rate of EURIBOR plus an individual margin of 275 basis points. Acquiring the mortgage loan did not conflict with the restrictions of the Indenture and the Revolving Credit Facility.

In February 2010, the Company issued, at par, €200,000,000 of 9.5% Senior Secured Notes due 2017 (the “Original Notes”), which are guaranteed by some of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange’s Euro MTF Market. A portion of the proceeds were used to repay in full the Company’s bank Borrowings outstanding under the €180,000,000 bank credit facilities and to pay transaction fees and expenses. On 18 February 2010, the Group closed out its interest-rate swap contracts.

Optional Redemption prior to 12 February 2013 upon Equity Offering

At any time prior to 12 February 2013, upon not less than 30 nor more than 60 days’ notice, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes at a redemption price of 109.5% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net proceeds from one or more Equity Offerings other than an Initial Public Offering within 6 months of the issue date. We may only do this, however, if:

a)	at least 65% of the aggregate principal amount of Notes that were initially issued would remain outstanding immediately after the proposed redemption; and

b)	the redemption occurs within 90 days after the closing of such Equity Offering.

Optional Redemption prior to 12 February 2014

At any time prior to 12 February 2014, upon not less than 30 nor more than 60 days’ notice, we may also redeem all or part of the Notes at a redemption price equal to 100% of the principal amount thereof plus the Applicable Redemption Premium and accrued and unpaid interest to the redemption date.

Optional Redemption on or after 12 February 2014

At any time on or after 12 February 2014 and prior to maturity, upon not less than 30 nor more than 60 days’ notice, we may redeem all or part of the Notes. These redemptions will be in amounts of €50,000 or integral multiples of €1,000 in excess thereof at the following redemption prices (expressed as percentages of their principal amount at maturity), plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period commencing on 12 February of the years set forth below.

Year	Redemption price
2014	104.750%
2015	102.375%
2016 and thereafter	100.000%

Any optional redemption or notice thereof may, at our discretion, be subject to one or more conditions precedent.

In November 2010, the Company issued, above par at 106.5, €60 million 9.50% Senior Secured Notes due 2017 as additional notes (the “Additional Notes”) under the indenture pursuant to which we issued the Original Notes.

In 2010, the Company also entered into a new €60 million Revolving Credit Facility with a syndicate of banks. The Revolving Credit Facility was reduced to €50 million before year-end 2011. In May 2012, the Company amended the terms of its existing Revolving Credit Facility (“RCF”). The amended facility, originally scheduled to expire on 1 February 2013, extends the termination date to 12 May 2016, expands the credit commitment from €50 million to €60 million and aligns the incurrence covenants with those contained in the indenture for our 9.50% Senior Secured Notes due 2017. As at 31 December 2012, the Revolving Credit Facility was undrawn.

The proceeds of the Senior Secured Notes and the former bank Borrowings were used to finance investments in capital expansion projects in order to increase equipped space within new and existing data centers.

68     /     INTERXION ANNUAL REPORT 2012

The maturity profile of the gross amounts of Senior Secured Notes and Mortgage loan is set out below:

	2012	2011	2010
	(€’000)
Within one year	—	—	—
Between 1 and 5 years	270,000	—	—
Over 5 years	—	260,000	260,000

	270,000	260,000	260,000

The Group has the following undrawn bank borrowing facilities:

	2012	2011	2010
	(€’000)

Expiring within one year	—	—	—
Expiring between 1 and 5 years	60,000	50,000	50,000

	60,000	50,000	50,000

The Revolving Facility Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt;

•	enter into transactions other than on arm’s-length basis;

•	pay dividends or make certain distributions or payments;

•	engage in any business activity not authorized by the Revolving Facility Agreement;

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Revolving Facility Agreement;

•	enter into any sale and leaseback transaction;

•	make certain investments or other types of restricted payments;

•	change the nature of their business;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

The Revolving Facility Agreement contains two financial maintenance covenants: an interest coverage covenant and a leverage covenant. The interest coverage covenant requires the Company to maintain a minimum ratio of Adjusted EBITDA (as defined in the Revolving Facility Agreement) to finance charges. The leverage covenant requires the Company not to exceed a ratio of consolidated total debt to pro-forma EBITDA (as defined in the Revolving Facility Agreement). In addition, the Company must ensure that the guarantors represent a certain percentage of Adjusted EBITDA of the Company as a whole and a certain percentage of the consolidated net assets of the Company as a whole.

The breach of any of these covenants by the Company or the failure by the Company to maintain its leverage or interest coverage ratios could result in a default under the Revolving Facility Agreement. As of 31 December 2012, the Company was in compliance with all covenants in the Revolving Facility Agreement. In addition, the Company does not anticipate any such breach or failure and believes that its ability to borrow funds under the Revolving Facility Agreement will not be adversely affected by the covenants in the next 12 months.

INTERXION ANNUAL REPORT 2012     /     69

The Indenture contains covenants for the benefit of the holders of the Notes that restrict, among other things and subject to certain exceptions, the ability of the Company and its subsidiaries to:

•	create certain liens;

•	incur debt;

•	enter into certain transactions with, or for the benefit of, an affiliate;

•	pay dividends or make certain distributions or payments;

•	engage in any business activity not authorized by the Indenture;

•	sell certain kinds of assets;

•	impair any security interest on the assets serving as collateral for the Notes;

•	enter into any sale and leaseback transaction;

•	make certain investments or other types of restricted payments;

•	designate unrestricted subsidiaries; and

•	effect mergers, consolidations or sale of assets.

The breach of any of these covenants by the Company could result in a default under the Indenture. As of 31 December 2012, the Company was in compliance with all covenants in the Indenture.

Interxion remained in full compliance with its debt covenants. The Company’s Leverage ratio stood at 2.54 compared to a required ratio of less than 4.00. The Senior Notes also have a consolidated fixed charge covenant that requires the Company to exceed 2.00. For 2012, the Company’s consolidated fixed charge ratio was 4.36.

Financial lease liabilities

Financial lease liabilities relate to the acquisition of property, plant and equipment with the following repayment schedule:

	2012	2011	2010
	(€’000)
Gross lease liabilities:
Within one year	1,659	236	459
Between 1 and 5 years	7,215	132	351
More than 5 years	23,442	—	—

	32,316	368	810
Future interest payments	(11,955)	(31)	(45)

Present value of minimum lease payments	20,361	337	765

In December 2012, the Group exercised its option to purchase the PAR7 data center land. The actual legal transaction will effect in 2019. As a result of this modification, in accordance with IAS17, the lease which was previously reported as an operating lease is treated as a financial lease as of 20 December 2012. The carrying amount of the land amounts to €20,832,000.

Other loans

The Group has a loan facility with the landlord of one of its unused data center sites in Germany to allow the Group to invest in improvements to the building to meet the requirements of sub-lessees. The non-current loan bears interest at 6% per annum and is repayable at the end of the lease term. As at 31 December 2012, the balance of the landlord loan was €1,605,000 (2011: €1,605,000 and 2010: €1,605,000).

During 2009, the Group entered into a loan facility with the landlord of its unused data center site in Switzerland to fund the settlement of the lease of that site. The loan has been fully repaid as at 31 December 2011 (2010: €1,673,000).

In 2010, the Group entered into a supplier loan amounting to approximately €800,000, which bears an interest at 7%. The loan has been fully repaid as at 31 December 2012 (2011: €568,000 and 2010: €832,000).

70     /     INTERXION ANNUAL REPORT 2012

20	Financial instruments

Credit risk

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2012	2011	2010
	(€’000)
Trade receivables	51,119	43,350	38,370
Rental and other supplier deposits	2,254	2,536	1,886
Cash and cash equivalents	68,692	142,669	99,115

	122,065	188,555	139,371

The Group seeks to minimize the risk related to Cash and cash equivalents by holding cash as widely as possible across multiple bank institutions. Term risk is limited to deposits of no more than two weeks. The Group monitors its cash position, including counterparty and term risk, daily.

The maximum credit exposure on the trade receivables is limited through the deferred revenue balance amounting to €46,530,000 as presented in Note 17 (2011: €42,911,000 and 2010: €39,245,000).

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	2012	2011	2010
	(€’000)
UK, France, Germany and the Netherlands	36,960	31,336	27,162
Rest of Europe	14,159	12,014	11,208

	51,119	43,350	38,370

The Group’s most significant customer, serviced from multiple locations under multiple service contracts, accounts for less than 6% of the trade receivables carrying amount as at 31 December 2012, 2011 and 2010.

The aging of trade receivables as at the reporting date was:

	2012		2011		2010
	Gross	Allowance	Gross	Allowance	Gross	Allowance
	(€’000)
Not past due	42,184	—	36,533	—	28,129	—
Past due 1–30 days	5,369	—	3,549	—	6,546	—
Past due 31–120 days	2,913	39	3,009	35	3,884	235
Past due 121 days–1 year	763	108	609	358	177	150
More than 1 year	219	182	267	224	114	95

	51,448	329	43,967	617	38,850	480

INTERXION ANNUAL REPORT 2012     /     71

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2012	2011	2010
	(€’000)
Balance as at 1 January	617	480	302
Impairment loss recognized	372	281	192
Write-offs	(660)	(144)	(14)

Balance as at 31 December	329	617	480

Based on historic default rates, the Group believes that no impairment allowance is necessary in respect of trade receivables other than those that have been specifically provided for.

Liquidity risk

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements.

31 December 2012

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	256,268	371,150	24,700	346,450	—
Finance lease liabilities	20,361	32,316	1,659	7,215	23,442
Mortgage loan	9,903	11,327	938	10,389	—
Other loans	1,605	1,918	96	1,822	—
Trade and other payables(1)	88,517	88,517	88,517	—	—

	376,654	505,228	115,910	365,876	23,442

31 December 2011

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	255,560	395,850	24,700	98,800	272,350
Finance lease liabilities	337	368	263	105	—
Other loans	2,173	2,623	729	1,894	—
Trade and other payables(1)	89,529	89,529	89,529	—	—

	347,599	488,370	115,221	100,799	272,350

72     /     INTERXION ANNUAL REPORT 2012

31 December 2010

	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 - 5 years	More than 5 years
	(€’000)
Financial liabilities
Senior Secured Notes	254,924	411,110	24,700	98,800	287,610
Finance lease liabilities	765	810	459	351	—
Other loans	4,110	4,759	2,753	385	1,621
Trade and other payables(1)	74,595	74,595	74,595	—	—

	334,394	491,274	102,507	99,536	289,231

Notes:—

(1)	Excludes deferred revenues and rental holidays.

Market risk

Exposure to currency risk

The following significant exchange rates applied during the year:

	Average rate			Report date mid-spot rate
	2012	2011	2010	2012	2011	2010
Euro
GBP 1	1.233	1.152	1.179	1.222	1.193	1.161
CHF 1	0.830	0.812	0.780	0.828	0.822	0.802
DKK 1	0.134	0.134	0.134	0.134	0.135	0.134
SEK 1	0.115	0.111	0.110	0.116	0.112	0.111

INTERXION ANNUAL REPORT 2012     /     73

Sensitivity analysis

A 10% strengthening of the euro against the following currencies at 31 December would have increased (decreased) equity and profit or loss by approximately the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant and is performed on the same basis for 2011 and 2010.

	Equity	Profit or loss
	(€’000)
31 December 2012
GBP	(849)	(622)
CHF	(1,192)	146
DKK	(1,434)	(149)
SEK	(390)	43
31 December 2011
GBP	(219)	(561)
CHF	(1,321)	71
DKK	(1,279)	(149)
SEK	(416)	(384)
31 December 2010
GBP	344	(805)
CHF	(1,356)	(88)
DKK	(1,122)	(112)
SEK	(27)	(26)

A 10% weakening of the euro against the above currencies at December 31 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Interest rate risk

Profile

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

	Carrying amount
	2012	2011	2010
	(€’000)
Fixed-rate instrument
Senior Secured Notes	256,268	255,560	254,924
Finance lease liabilities	20,361	337	765
Other loans	1,605	2,173	4,110

	278,234	258,070	259,799
Variable-rate instruments
Mortgage loan	9,903	—	—

	288,137	258,070	259,799

Cash flow sensitivity analysis for fixed-rate instruments

The group does not account for any fixed-rate financial assets and liabilities at fair value through profit and loss, and the Group does not designate derivatives (interest rate swaps) as hedging instruments under a fair value hedge accounting model. Therefore a change in interest rates at the end of the reporting period would not affect profit or loss.

74     /     INTERXION ANNUAL REPORT 2012

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates payable at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. For the comparative years, 2011 and 2010, there were no variable rate instruments.

	Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
	(€’000)
31 December 2012
Variable rate instruments	(40)	40	—	—

Fair values and hierarchy

Fair values versus carrying amounts

The market price of the Senior Secured Notes as of 31 December 2012 was 112.05. Using this premium, the fair value of the Senior Secured Notes would have been approximately €291.3 million compared to its nominal value of €260 million. The carrying amounts of other financial assets and liabilities approximate their fair value.

Fair value hierarchy

As at 31 December 2012, there are no liabilities related to financial instruments which are carried at fair value. The company uses three levels of valuation method as defined below:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

At 31 December 2012, the Group had a financial asset carried at fair value, its investment in Istream Planet Inc. In the years 2011 and 2010, the Group had no financial instruments carried at fair value.

31 December 2012	Level 1	Level 2	Level 3
Financial asset	—	—	774

INTERXION ANNUAL REPORT 2012     /     75

Capital management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return on capital.

The Group’s net debt to adjusted equity ratio at the reporting date was as follows:

	2012	2011	2010
	(€’000)
Net debt
Total liabilities	443,650	413,720	391,493
Less: Cash	(68,692)	(142,669)	(99,115)

	374,958	271,051	292,378

Equity
Total equity	375,574	330,561	155,269

Net debt to adjusted equity ratio	1.00	0.82	1.88

21	Share-based payments

Summary of outstanding options

Share options to acquire a fixed number of shares are granted to employees and others based on a number of factors. The exercise price is fixed at the date of the grant. The numbers of options listed below are post the reverse stock split 5:1, which was effected upon completion of the initial public offering on 28 January 2011.

The terms and conditions of the grants, post reverse stock split, under the 2008 Option Plan with an exercise price, are as follows:

Grant date	Employees entitled	Exercise price in €	Options granted outstanding	Options granted outstanding, vested
			(In thousands)
2007	Key management	3.50	98	98
	Key management	4.45	60	60
2008	Senior employees	4.45	56	56
	Senior employees	5.00	17	17
2009	Key management	5.00	100	75
	Senior employees	5.00	9	4
2010	Key management	5.00	40	28
	Senior employees	5.00	102	58
	Key management	6.50	60	34
	Senior employees	6.50	30	12
	Senior employees	7.50	25	14

	Total share options		597	456

76     /     INTERXION ANNUAL REPORT 2012

The terms and conditions of the grants, post reverse stock split, under the 2011 Option Plan with an USD exercise price, are as follows:

Grant date	Employees entitled	Exercise price in $	Outstanding	Exercisable
			(In thousands)
2011	Key management (Executive Director)	14.74	600	400
	Non-Executive Directors	13.00-14.74	30	10
	Senior employees	13.00-14.65	658	200
2012	Key management	10.00-11.50	195	—
	Non-Executive Directors	13.92	15	—
	Senior employees	13.07-21.37	320	56

	Total share options		1,818	666

Share options granted before the year 2012, under the 2008 Option Plan, vest over 4 years and can be exercised up to 5 years after the date of grant. In 2010, the exercise periods of some options granted in 2003 and 2005 but not yet exercised were extended to 31 March 2012. Share options granted in the year 2011, under the 2011 Option Plan generally, vest over 4 years and can be exercised up to 8 years after the date of grant. The options granted in 2011 to the Company’s Executive Director, Non-Executive Directors and certain employees as well as the options granted in 2012 to the Non-Executive Directors have an accelerated vesting term. In 2012, the options granted to key management in the year 2007 have been extended with one year. The related costs are accounted for in the employee expenses related to share-based payments.

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2008 Option Plan with euro exercise prices are as follows:

	Weighted average exercise price in €			Number of options in thousands
	2012	2011	2010	2012	2011	2010
Outstanding at 1 January	3.94	2.91	2.65	2,554	4,733	4,366
Granted	—	—	5.64	—	—	415
Exercised	3.61	1.61	1.50	(1,939)	(2,156)	(4)
Expired	—	—	1.00	—	—	(6)
Forfeited	5.22	5.76	5.62	(18)	(23)	(38)

Outstanding – 31 December	4.98	3.94	2.91	597	2,554	4,733
Exercisable – 31 December	4.76	3.72	2.36	456	2,231	3,997

The number and weighted average exercise prices of outstanding share options, post reverse stock split, under the 2011 Option Plan with US dollar exercise prices are as follows:

	Weighted average exercise price in $			Number of options in thousands
	2012	2011	2010	2012	2011	2010
Outstanding at 1 January	13.65	—	—	1,336	—	—
Granted	13.43	13.65	—	609	1,336	—
Exercised	12.76	—	—	(92)	—	—
Expired	—	—	—	—	—	—
Forfeited	13.00	—	—	(35)	—	—

Outstanding – 31 December	13.64	13.65	—	1,818	1,336	—
Exercisable – 31 December	14.01	14.41	—	666	247	—

INTERXION ANNUAL REPORT 2012     /     77

The options outstanding at 31 December 2012 have a weighted average remaining contractual life of 5.5 years (2011: 3.2 years and 2010: 4.3 years).

Employee expenses

In 2012, the Company recorded employee expenses of €5,488,000 related to share-based payments (2011: €2,736,000 and 2010: €1,684,000). The 2012 share-based payments related expenses include an amount of €2,078,000 related to taxes and social security charges.

The weighted average fair value at grant date of options granted during the period has been determined using the Black-Scholes valuation model. The following inputs have been used:

	2012	2011	2010
Share price in € at grant date (post reverse stock split)	10.65-16.47	8.02-9.71	10.20-14.10
Exercise price in € (post reverse stock split)	7.71 to 17.45	9.01 to 10.95	5.00 to 7.50
Dividend yield	0%	0%	0%
Expected volatility	40%	40%	35%
Risk-free interest rate	0.7%-2.0%	2.0%	4.0%
Expected life weighted average	5.1 years	5.1 years	3.5 years

The significant inputs into the model were:

•

Expected volatility based on a combination of the performance of the Company and, given the short period that the shares of the Company are traded publicly, other companies that are considered to be comparable to the Group.

•

The risk-free interest rate based on the yield on zero coupon bonds issued by the European Central Bank for European Union government debt rates with a maturity similar to the expected life of the options.

•	Dividend yield is considered to be nil.

•	Expected life is considered to be equal to the average of the share option exercise and vesting periods.

22	Financial commitments

(Non-)cancellable operating lease commitments

At 31 December, the Group has future minimum commitments for (non-)cancellable operating leases with terms in excess of one year as follows:

	2012	2011	2010
	(€’000)
Within 1 year	28,755	25,529	23,280
Between 1 and 5 years	118,418	102,741	92,269
After 5 years	223,635	167,428	124,488

	370,808	295,698	240,037

As at 31 December 2012, of the non-cancellable operating leases an amount of €11,557,000 relates to the lease contracts, which are provided for as part of the provision for onerous lease contracts.

Of the total operating leases, as at 31 December 2012, an amount of €76,188,000 is cancellable until 1 January 2016.

The total gross operating lease expense for the year 2012 was €22,900,000 (2011: €22,000,000 and 2010: €21,082,000).

78     /     INTERXION ANNUAL REPORT 2012

Future committed revenues receivable

The Group enters into initial contracts with its customers for periods of at least one year and generally between three and five years resulting in future committed revenues from customers. At 31 December, the Group had contracts with customers for future committed revenues receivable as follows:

	2012	2011	2010
	(€’000)
Within 1 year	204,164	139,475	154,634
Between 1 and 5 years	240,951	201,620	149,900
After 5 years	105,069	103,934	18,606

	550,184	445,029	323,140

Commitments to purchase power

The Group, where possible and for its own use, seeks to purchase power on fixed-price term agreements with local power supply companies within the cities in which it operates. In some cases the Group also commits to purchase certain minimum volumes of power at fixed prices. At 31 December, the Group had entered into non-cancellable power purchase commitments as follows:

	2012	2011	2010
	(€’000)
Within 1 year	21,600	15,800	13,900
Between 1 to 5 years	11,600	—	14,700

	33,200	15,800	28,600

23	Capital commitments

At 31 December 2012, the Group had outstanding capital commitments totaling €17,900,000 (2011: €102,000,000 and 2010: €19,855,000). These commitments are expected to be settled in the following financial year. The decrease results from the timing of expansion projects.

24	Contingencies

Guarantees

Certain of our subsidiaries have granted guarantees to our lending banks in relation to our Borrowings. The Company has granted rent guarantees to landlords of certain of the Group’s property leases. Financial guarantees granted by the Group’s banks in respect of operating leases amount to €6,456,000 (2011: €6,350,000 and 2010: €3,920,000) and other guarantees amounting to €211,000 (2011: €1,027,000).

Site restoration costs

As at 31 December 2012, the estimated discounted cost and recognized provision relating to the restoration of data center leasehold premises was €716,000 (2011: €701,000 and 2010: €695,000).

In accordance with the Group’s accounting policy site restoration costs have only been provided in the financial statements in respect of premises where the liability is considered probable and the related costs can be estimated reliably. As at 31 December 2012, the Group estimated the possible liability to be in the range from nil to €19,600,000 (2011: nil to €17,000,000 and 2010: nil to €15,400,000).

Other obligations pertaining to the Company, not appearing on the statement of financial position have been disclosed in Note 36 below.

INTERXION ANNUAL REPORT 2012     /     79

25	Related-party transactions

There are no material transactions with related parties, other than as disclosed below, and all transactions are conducted at arm’s length.

Shareholders’ Agreement

Upon completion of the Initial Public Offering, the Company entered into a shareholders’ agreement with affiliates of Baker Capital. For so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of Interxion’s outstanding ordinary shares, Baker Capital will have the right to designate for nomination a majority of the members of the Board of Directors, including the right to nominate the Chairman of our Board of Directors.

If Baker Capital or its affiliates continues to be the owner of shares representing less than or equal to 25% but more than 15% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination three of the seven members of the Board, at least one of whom shall satisfy the criteria for independent Directors. For so long as Baker Capital or its affiliates continue to be the owner of shares representing less than or equal to 15% but more than 10% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination two of the seven members of our Board, none of whom shall be required to be independent. At such time that the ownership of Baker Capital or its affiliates is less than or equal to 10% but more than 5% of the outstanding ordinary shares, Baker Capital will have the right to designate for nomination one of the seven members of our Board, who shall not be required to be independent.

Furthermore, for so long as Baker Capital or its affiliates continue to be the owner of shares representing more than 25% of the outstanding ordinary shares, Baker Capital will have the right, but not the obligation, to nominate the Chairman of our Board.

As long as Baker Capital or its affiliates continue to be the owner of shares representing more than 15% of the outstanding ordinary shares, at least one of Baker Capital’s Director nominees shall be appointed to each of our standing committees, provided that such Baker Capital nominees shall meet any independence or other requirements of the applicable listing standards.

As at 1 April 2013, private equity investment funds affiliated with Baker Capital indirectly own 30.20% of Interxion’s equity.

Key management compensation

The total compensation of key management is as follows:

	2012	2011	2010
	(€’000)
Short-term employee benefits (salaries and bonuses)	2,510	3,406	3,937
Post-employment benefits	60	44	88
Share-based payments	1,219	1,263	635
Crisis wage tax	1,565	—	—
Termination benefits	—	115	—

	5,354	4,828	4,660

Key management’s share-based payment compensation is disclosed in Note 21, and the compensation of the Executive Director and Non-Executive Directors of the Board is disclosed on individual basis elsewhere in this annual report.

In 2012, the Dutch Government imposed a crisis wage tax payable by employers over the employee’s total compensation in excess of €150,000, including the benefit from options exercised. The crisis wage tax payable over key management compensation including the benefit from options exercised is presented as “Crisis wage tax” in the table above.

France IX loan

Interxion France is a member and co-founder of the France IX association, founded in 2010, the mission of which is to reinforce Paris as a global peering point by developing a panel of services that meets the various, and current, needs of the market, and by gathering together French and foreign ISPs and Internet services, and content providers. In 2011, Interxion France incurred costs which were recharged to France IX association, receipt of which has been formalized in a loan agreement, of which €620,000 is outstanding as at 31 December 2012. The receivable is presented as an other non-current asset.

80     /     INTERXION ANNUAL REPORT 2012

26	Events subsequent to the balance sheet date

On 18 January 2013, the Group completed a €10 million mortgage financing. The loan is secured by a mortgage on the PAR3 land owned by Interxion Real Estate II Sarl and the PAR5 land owned by Interxion Real Estate III Sarl, a pledge on the lease agreement, and is guaranteed by Interxion France SAS. The loan with a maturity of fifteen years has a variable interest rate based on EURIBOR plus 260 basis points. The principal is to be repaid in quarterly installments of €167,000 of which the first quarterly installment was due on and was paid before 18 April 2013.

No other subsequent events have been identified.

INTERXION ANNUAL REPORT 2012     /     81

Financial statements

INTERXION

HOLDING N.V.

COMPANY

FINANCIAL

STATEMENTS

82     /     INTERXION ANNUAL REPORT 2012

Financial statements

COMPANY STATEMENT OF FINANCIAL POSITION

(before appropriation of results)

	As at 31 December

	Note	2012	2011 (€’000)	2010

Non-current assets

Financial assets	29	617,013	499,997	341,265

Deferred financing costs		2,145	667	1,287

Deferred tax assets	30	12,782	18,439	16,654

		631,940	519,103	359,206

Current assets

Trade and other current assets	31	1,485	2,388	3,323

Cash and cash equivalents	32	13,848	78,123	60,638

		15,333	80,511	63,961

Total assets		647,273	599,614	423,167

Shareholders’ equity

Share capital	33	6,818	6,613	4,434

Share premium	33	477,326	466,166	321,078

Foreign currency translation reserve	33	9,403	7,386	4,933

Accumulated deficit	33	(149,604)	(175,176)	(189,858)

Profit for the year	33	31,631	25,572	14,682

		375,574	330,561	155,269

Non-current liabilities

Borrowings	19/20	256,268	255,560	254,923

		256,268	255,560	254,923

Current liabilities

Trade payables and other liabilities		15,431	13,493	12,975

Total liabilities		271,699	269,053	267,898

Total liabilities and shareholders’ equity		647,273	599,614	423,167

Note:

The accompanying notes form an integral part of the Company financial statements.

INTERXION ANNUAL REPORT 2012     /     83

Financial statements

COMPANY INCOME STATEMENT

		For the years ended 31 December

	Note	2012	2011 (€’000)	2010

Profit relating to the Company		10,442	4,902	14,461

Profit relating to investments in subsidiaries after tax	29	21,189	20,670	221

Profit for the year	33	31,631	25,572	14,682

Note:

The accompanying notes form an integral part of the Company financial statements.

NOTES TO THE 2012 COMPANY FINANCIAL STATEMENTS

27	BASIS OF PRESENTATION

The Company income statement is presented in an abbreviated form. As provided in section 402 of the Netherlands Civil Code, Book 2, the Company income statement only shows the after-tax results of the consolidated subsidiaries, as Interxion Holding N.V.’s results are included in the Consolidated Income Statement.

28	ACCOUNTING POLICIES

The financial statements of Interxion Holding N.V. are prepared in accordance with the Netherlands Civil Code, Book 2, Part 9, with the application of the regulations of section 362.8 allowing the use of the same accounting policies as those adopted for the consolidated financial statements as set out in Note 3.

Subsidiaries are valued using the equity method, applying the European-Union-endorsed IFRS accounting policies as set out in Note 3 to the consolidated financial statements. Any related-party transactions between subsidiaries and with members of the Board of Directors and the (ultimate) parent company Interxion Holding N.V. are conducted on an arm’s-length basis on terms comparable to transactions with third parties.

29	FINANCIAL ASSETS

	Investments in	Receivables from	For the years ended 31 December
	subsidiaries	subsidiaries	2012	2011	2010
			(€’000)
As at 1 January	(29,349)	529,346	499,997	341,265	296,637
Movement in receivables	—	92,165	92,165	135,608	47,236
Profit after tax	21,189	—	21,189	20,670	221
(Repayment capital) / Recapitalisation	1,074	—	1,074	—	(7,349)
Foreign currency translation differences	2,588	—	2,588	2,454	4,520
As at 31 December	(4,498)	621,511	617,013	499,997	341,265

30	DEFERRED TAX ASSETS

See also Note 9. The difference between the Group’s consolidated deferred tax assets €30,376,000 (2011: €39,557,000 and 2010: €39,841,000) and those of the Company €12,782,000 (2011: €18,439,000 and 2010: €16,654,000) relates to the inclusion of non-Dutch entities in the consolidated statement of financial position.

31	TRADE AND OTHER CURRENT ASSETS

Prepaid expenses relate to payments to creditors for costs that relate to future periods (e.g. rent, maintenance contracts and insurance premiums) and VAT receivable. At 31 December 2012, €1,243,000 was related to the VAT receivable (2011: €2,281,000 and 2010: €159,000).

84     /     INTERXION ANNUAL REPORT 2012

Financial statements

32	CASH AND CASH EQUIVALENTS

Out of the cash and cash equivalents, €1,299,000 (2011: €1,387,000: 2010: €2,163,000) was used as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.

33	SHAREHOLDERS’ EQUITY

	Note	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
				(€’000)
Balance at 1 January 2012		6,613	466,166	7,386	(149,604)	330,561
Profit for the period		—	—	—	31,631	31,631
Total other comprehensive income, net of tax		—	—	2,017	—	2,017
Total comprehensive income, net of tax		—	—	2,017	31,631	33,648
Exercise of options		205	7,750	—	—	7,955
Share-based payments	21	—	3,410	—	—	3,410
Total contribution by and distributions to owners of the Company		205	11,160	—	—	11,365
Balance at 31 December 2012		6,818	477,326	9,403	(117,973)	375,574

Balance at 1 January 2011		4,434	321,078	4,933	(175,176)	155,269
Profit for the period		—	—	—	25,572	25,572
Total other comprehensive income, net of tax		—	—	2,453	—	2,453
Total comprehensive income, net of tax		—	—	2,453	25,572	28,025
IPO proceeds		1,625	142,487	—	—	144,112
Conversion of Preferred Shares		337	(337)	—	—	—
Liquidation price paid to Preferred Shareholders		—	(3,055)	—	—	(3,055)
Exercise of options		217	3,257	—	—	3,474
Share-based payments	21	—	2,736	—	—	2,736
Total contribution by and distributions to owners of the Company		2,179	145,088	—	—	147,267
Balance at 31 December 2011		6,613	466,166	7,386	(149,604)	330,561

Balance at 1 January 2010		4,434	319,388	413	(189,858)	134,377
Profit for the period		—	—	—	14,682	14,682
Total other comprehensive income, net of tax		—	—	4,520	—	4,520
Total comprehensive income		—	—	4,520	14,682	19,202
Exercise of options		—	6	—	—	6
Share-based payments	21	—	1,684	—	—	1,684
Total contribution by and distributions to owners of the Company		—	1,690	—	—	1,690
Balance at 31 December 2010		4,434	321,078	4,933	(175,176)	155,269

Note:

Foreign currency translation adjustment qualifies as a legal reserve.

INTERXION ANNUAL REPORT 2012     /     85

Financial statements

34	REMUNERATION EXECUTIVE DIRECTOR AND NON-EXECUTIVE DIRECTORS OF THE BOARD

The compensation of the Executive Director and the Non-Executive Directors of the Board for 2012 was as follows:

	Annual Compensation	Bonus	Share-based payment charges	Total

D.C. Ruberg	540	430	887	1,857

J.C. Baker	50	—	—	50

R.M. Manning	40	—	—	40

C.G. van Luijk	70	—	—	70

D. Lister	45	—	14	59

M. Massart (appointed January 2012)	55	—	57	112

J.F.H.P. Mandeville	55	—	14	69

	855	430	972	2,257

In 2012, the Dutch Government imposed a crisis wage tax which is payable by employers. The total charge over the compensation of Directors amounts to €1,345,000, which is not reflected in the table above.

35	FINANCIAL COMMITMENTS

NON-CANCELLABLE OPERATING LEASES PAYABLE

The Company leases and guarantees a variety of facilities and equipment under operating leases. Future minimum commitments for non-cancellable operating leases with terms in excess of one year are as follows:

	2012	2011	2010
		(€’000)

Within 1 year	3,063	3,334	4,397

Between 1 and 5 years	11,582	12,505	18,309

After 5 years	12,369	16,776	29,227

	27,014	32,615	51,933

36	OBLIGATIONS NOT APPEARING IN THE STATEMENT OF FINANCIAL POSITION

Declarations of joint and several liability as defined in Book 2, section 403 of the Netherlands Civil Code have been given by Interxion Holding N.V. on behalf of the following Dutch subsidiaries: Interxion Telecom B.V., Interxion Nederland B.V., Interxion Consultancy Services B.V., Interxion Trading B.V., Interxion Headquarters B.V., Interxion B.V., Interxion Datacenters B.V., Interxion Trademarks B.V. and Interxion Real Estate Holding B.V., Interxion Real Estate I B.V., Interxion Real Estate IV B.V. and Interxion Operational B.V. The liabilities of these companies to third parties totalled €24,215,000 at 31 December 2012 (2011: €11,410,000 and 2010: €17,617,000).

From time to time we provide guarantees to third parties in connection with contracts entered into, in the ordinary course of business, by our subsidiaries. The Company, together with Interxion B.V., Interxion Consultancy Services B.V., Interxion Headquarters B.V., Interxion Nederland B.V., Interxion Datacenters B.V. Interxion Telecom B.V., Interxion Trademarks B.V., Interxion Trading B.V., Interxion Real Estate Holding B.V., Interxion Real Estate I B.V., Interxion Real Estate IV B.V and Interxion Operational B.V. forms a fiscal group for corporate income tax purposes and they are considered to be jointly responsible for the obligations of the fiscal group.

86     /     INTERXION ANNUAL REPORT 2012

Financial statements

37	FEES OF THE AUDITOR

With reference to section 2:382a(1) and (2) of the Netherlands Civil Code, the following fees for the financial years 2012, 2011 and 2010 have been charged by KPMG Accountants N.V. or other KPMG network company to the Company, its subsidiaries and other consolidated entities:

	2012			2011			2010

	KPMG Accountants N.V.	Other KPMG network	Total KPMG	KPMG Accountants N.V.	Other KPMG network	Total KPMG	KPMG Accountants N.V.	Other KPMG network	Total KPMG

				(€’000)

Statutory audit of annual accounts	350	237	587	217	224	441	217	224	441

Additional audit procedures	157	14	171	217	—	217	—	—	—

Other assurance services	230	47	277	102	149	251	1,156	19	1,175

Tax advisory services	—	—	—	—	6	6	—	7	7

Other non-assurance	—	—	—	—	—	—	10	—	10

	737	298	1,035	536	379	915	1,383	250	1,633

BOARD OF DIRECTORS:

D.C. Ruberg	J.C. Baker
(Chief Executive Officer, Vice-Chairman and Executive Director)	(Chairman and Non-Executive Director)
R.M. Manning (Non-Executive Director)	C.G. van Luijk (Non-Executive Director)
D.W. Lister (Non-Executive Director)	M.M.P. Massart (Non-Executive Director)
J.F.H.P. Mandeville (Non-Executive Director)
Schiphol-Rijk, 26 April 2013

INTERXION ANNUAL REPORT 2012     /     87

Other information

OTHER

INFORMATION

88     /     INTERXION ANNUAL REPORT 2012

Other information

APPROPRIATION OF RESULT

Statutory regulation governing the distribution of profit (in accordance with article 23 paragraph 1 and 2 of the Articles of Association)

Paragraph 1: The Board shall, in its sole discretion, determine the amounts of the profits accrued in a financial year that shall be added to the reserves of the Company.

Paragraph 2: The allocation of profits accrued in a financial year remaining after application of Article 23.1 shall be determined by the General Meeting.

PROPOSED APPROPRIATION OF RESULTS FOR THE YEAR 2012

The Board of Directors proposes to add the profit for the year, amounting to €31,631,000, to the other reserves (“accumulated deficit”).

INTERXION ANNUAL REPORT 2012     /     89

Other information

INDEPENDENT AUDITOR’S REPORT

To: the Annual General Meeting Shareholders of InterXion Holding N.V.

REPORT ON THE FINANCIAL STATEMENTS

We have audited the accompanying financial statements 2012 of InterXion Holding N.V, Amsterdam, as set out on pages 37 to 87. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at 31 December 2012, consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in shareholders’ equity and consolidated statement of cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory notes. The company financial statements comprise the company statement of financial position as at 31 December 2012, the company income statement for the year then ended, and the notes, comprising a summary of the accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Report of the Board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION WITH RESPECT TO THE CONSOLIDATED FINANCIAL STATEMENTS

In our opinion, the consolidated financial statements give a true and fair view of the financial position of InterXion Holding N.V. as at 31 December 2012, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

OPINION WITH RESPECT TO THE COMPANY FINANCIAL STATEMENTS

In our opinion, the company financial statements give a true and fair view of the financial position of InterXion Holding N.V. as at 31 December 2012, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

Pursuant to the legal requirements under Section 2:393 sub 5 at e and f of the Netherlands Civil Code, we have no deficiencies to report as a result of our examination whether the Report of the Board of Directors, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and if the information as required under Section 2:392 sub 1 at b - h has been annexed. Further, we report that the Report of the Board of Directors, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Netherlands Civil Code.

Rotterdam, the Netherlands

26 April 2013

KPMG ACCOUNTANTS N.V.

A.H. Gardien RA

90 / INTERXION ANNUAL REPORT 2012

FIND OUT

MORE

Find out more

WHERE CAN I

FIND OUT MORE?

Interxion.com

At Interxion we want our customers and prospects to be able to find the information they’re looking for quickly and simply. So whether an organisation is at the start of the process and considering whether colocation is right for their business, or they’re further down the line and want to understand how we can help businesses in particular sectors, we have a range of information they can read and download.

Visit www.interxion.com for more information.

BIG DATA

‘Big data’ is a term that has come to dominate current IT industry debate. With the continued rise of smartphones, tablets and social networks, and an ever-increasing proportion of business processes becoming digitised, we all see evidence of the vast amounts of data being produced by these transactions and communications.

View the results of our Big Data survey based on interviews with 750 IT decision-makers across Europe to find out how this megatrend will affect organisations, and how cloud- and carrier-neutral data centres like Interxion’s can provide the right solutions.

HOW TO MOVE TO THE CLOUD

The role of cloud as an IT delivery platform is now accepted by many CIOs, IT directors and IT organisations, who recognise the advantages it offers in terms of flexibility and scalability. Cloud implementation has been quick and has been driven mainly by business units rather than by IT — a factor that in itself brings challenges that must be addressed.

Our white paper looks at the practical issues around moving applications to the cloud. It addresses the need to choose the applications carefully, and discusses how to decide what type of cloud platform is suitable for delivering the benefits an organisation is looking for.

For a general overview of our business - — including how and where we operate you can download our new corporate brochure from our website.

92     /     INTERXION ANNUAL REPORT 2012

Find out more

FOLLOW

US

interxion.com

You can keep up to date with all our company and regulatory news through RSS feeds on our website. The News area on www.interxion.com — which can be searched by year and by category — will give you all news about Interxion. If you prefer news specifically related to investor relations, subscribe to the RSS feed on www.investors.interxion.com.

You can also follow us on social media or visit our YouTube channel for access to a range of interactive media about some of our latest expansions, such as LON2 and MAD2.

http://www.youtube.com/user/interxiontube

http://www.linkedin.com/company/interxion

https://twitter.com/interxion

https://www.facebook.com/Interxion

International headquarters

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands

Main: + 31 20 8807 600

Fax: + 31 20 8807 601

Email: hq.info@interxion.com

European Customer Service Centre (ECSC)

From Europe & Asia: + 800 4687 9466

From the US: 1 855 468 7966

Main: + 44 20 7375 7070

Fax: + 44 20 7375 7059

Email: customer.services@interxion.com

INTERXION ANNUAL REPORT 2012     /     93

www.interxion.com	INTERNATIONAL HEADQUARTERS		EUROPEAN CUSTOMER SERVICE CENTRE (ECSC)
	Main:	+ 31 (0)20 8807 600	Toll Free from Europe & Asia:	+ 800 4687 9466
	Fax:	+ 31 (0)20 8807 601	Toll Free from the US:	1 855 468 7966
	E-mail:	hq.info@interxion.com	Main:	+ 44 (0)20 7375 7070
			Fax:	+ 44 (0)20 7375 7059
			E-mail:	customer.services@interxion.com

Interxion is compliant with the internationally recognised ISO 27001 certification for information security management and BS25999 for business continuity management across all our European operations. © Copyright 2013 Interxion.
AR-HQ-en-04/13